DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED
2008 JUL 14 P 1:29
FFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

File No: 82-34989

08003769

7 July 2008

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 28 May 2008 to 4 July 2008. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Deputy Company Secretary

PROCESSED
JUL 1 6 2008
THOMSON REUTERS

7/15

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008
10 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
15 January 2008	Stock Exchange Announcement – Interim Management Statement	4 February 2008

22 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
25 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
5 February 2008	Stock Exchange Announcement – PDMR Notification	18 February 2008
6 February 2008	Stock Exchange Announcement – Major Interests	18 February 2008
6 February 2008	Stock Exchange Announcement – Investment in Debenhams – Milestone Resources Group	18 February 2008
8 February 2008	Form 288a filed with Registrar of Companies dealing with appoinntment of director	18 February 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
7 March 2008	Form 288c – A Spindler	27 May 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
11 March 2008	Stock Exchange Announcement – Site Visit	7 April 2008
18 March 2008	Stock Exchange Announcement – Trading Update	7 April 2008
28 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
15 April 2008	Stock Exchange Announcement – Interim Results to 1 March 2008	27 May 2008
17 April 2008	Form 288c – P Eardley	27 May 2008
7 May 2008	Stock Exchange Announcement – Shareholder Mailing re Scrip Dividend Scheme	27 May 2008
28 May 2008	Registrar of Companies – Form 363a with accompanying CD of	7 July 2008

	members	
29 May 2008	Stock Exchange Announcement – Store Opening	7 July 2008
3 June 2008	Stock Exchange Announcement – Results of EGM	7 July 2008
9 June 2008	Stock Exchange Announcement – Notification of IMS date	7 July 2008
10 June 2008	Registrar of Companies – Form 353	7 July 2008
24 June 2008	Stock Exchange Announcement – IMS to 21 June 2008	7 July 2008
24 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
27 June 2008	Stock Exchange Announcement – PSP Block Listing return	7 July 2008
27 June 2008	Stock Exchange Announcement – ESOS Block Listing return	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
1 July 2008	Stock Exchange Announcement – Listing Application	7 July 2008
4 July 2008	Registrar of Companies – Form 88(2) with accompanying list of allottees	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Dennis Millard

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Dennis Millard

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to the holding of the person stated in 3 above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Dennis Millard - *51,282 ordinary shares*

8. State the nature of the transaction

Acquisition of shares further to the election to receive shares in lieu of cash dividends.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Dennis Millard - *2,094 ordinary shares*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Dennis Millard - *0.0002%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

61.2p

14. Date and place of transaction

4th July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, Dennis Millard is interested in 53,376 shares which is 0.006%.

16. Date issuer informed of transaction

4th July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

4th July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Paul Pindar

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Paul Pindar

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to the holdings of those stated in 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Paul Pindar - *153,846 ordinary shares*

8. State the nature of the transaction

Acquisition of shares further to the elections to receive shares in lieu of cash dividends.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Paul Pindar - *6,284 ordinary shares*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Paul Pindar - *0.0007%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

61.2p

14. Date and place of transaction

4th July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, Paul Pindar and his connected persons are interested in 235,130 shares which is 0.026%.

16. Date issuer informed of transaction

4th July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

4th July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Michael Sharp

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Yes.

Elaine Agnes Sharp

Elaine Agnes Sharp & Nicholas John Shaw, trustees of The Michael Sharp 2008 Discretionary Settlement Trust.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to the holdings of those stated in 4 above..

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Elaine Agnes Sharp	-	*60,758 ordinary shares*
The Michael Sharp 2008 Discretionary Settlement Trust	-	*5,358,791 ordinary shares*

8. State the nature of the transaction

Acquisition of shares further to elections to receive shares in lieu of cash dividends.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Elaine Agnes Sharp	-	*2,481 ordinary shares*
The Michael Sharp 2008 Discretionary Settlement Trust	-	*218,904 ordinary shares*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Elaine Agnes Sharp	-	*0.0002%*
The Michael Sharp 2008 Discretionary Settlement Trust	-	*0.025% ordinary shares*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

61.2p

14. Date and place of transaction

4th July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, Michael Sharp and his connected persons are interested in 5,640,934 shares which is 0.64%

16. Date issuer informed of transaction

4th July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

4th July 2008 END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

John Lovering

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Yes,Brenda Joan Lovering and Nicholas John Shaw the trustees of The John Lovering 2008 Discretionary Settlement Trust

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to The John Lovering 2008 Discretionary Settlement Trust.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

The John Lovering 2008 Discretionary Settlement Trust – 5,762,780 ordinary shares

8. State the nature of the transaction

Acquisition of shares further to election to receive shares in lieu of cash dividends

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

235,407

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.026%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

61.2p

14. Date and place of transaction

4 July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, John Lovering and his connected persons are interested in 6,638,187 shares which is 0.758%

16. Date issuer informed of transaction

4th July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

4th July 2008

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Jonathan Feuer

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Capital Investors 2002 Limited

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to the holding of the entity stated in 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Capital Investors 2002 Limited - *127,060 ordinary shares held on behalf of Mr Jonathan Feuer*

8. State the nature of the transaction

Acquisition of shares further to the election to receive shares in lieu of cash dividends.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Capital Investors 2002 Limited - *5,190 ordinary shares*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Capital Investors 2002 Limited - *0.0005%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

61.2p

14. Date and place of transaction

4th July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, Jonathan Feuer is interested in 132,250 ordinary shares which is 0.015%. All of the shares are held in the name of Capital Investors 2002 Limited.

16. Date issuer informed of transaction

4th July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

4th July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Robert Templeman

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Yes.

Jennifer Ann Templeman

Jennifer Ann Templeman and Nicholas John Shaw the trustees of The Robert Templeman 2008 Discretionary Settlement Trust

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to the holdings of those stated in 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Jennifer Ann Templeman	-	*250,000 ordinary shares*
The Robert Templeman 2008 Discretionary Settlement Trust	-	*12,591,638 ordinary shares*

8. State the nature of the transaction

Acquisition of shares further to the elections to receive shares in lieu of cash dividends.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Jennifer Ann Templeman	-	*10,212 ordinary shares*
The Robert Templeman 2008 Discretionary Settlement Trust	-	*514,364 ordinary shares*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Jennifer Ann Templeman	-	*0.001%*
The Robert Templeman 2008 Discretionary Settlement Trust	-	*0.058%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

61.2p

14. Date and place of transaction

4th July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Following this notification, Robert Templeman and his connected persons are interested in 13,466,214 shares which is 1.53%.

16. Date issuer informed of transaction

4th July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of *shares* or debentures involved (*class* and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of *shares* or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley – Company Secretary – 020 7408 3529

25. Date of Notification

4th July 2008

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 5448421

Company name in full DEBENHAMS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15795966		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.612p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

1 new share for every £0.612p held at the record date.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached CD ROM	Class of shares allotted	Number allotted
Address	Ordinary	15795966
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1/7/2008

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Dean Sargent - Dividend Planning, 4th Floor, The Causeway, Worthing,
West Sussex, BN99 6DA
Tel : 01903 70 2666
DX number DX exchange

full list of ek

RECEIVED
2008 JUL 14 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN OF ALLOTMENT

DATE : 12 JUN 2008

COMPANY : DEBENHAMS PLC

ISSUED SECURITY : 01 ORDINARY SHARES OF 0.01 PENCE EACH

CAPITAL TASK CODE : 9159-03 DEBENHAMS SCRIP PAYING 04JUL08

ALLOTMENT DATE : 04 JUL 2008

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01256882	ABOELMAGD MOHAMED SALAH /MR. ANCHOR HEAD, WHITE HOUSE LANE, BOSTON, LINCOLNSHIRE PE21 0BH	81
01269327	ALEPPO JOHN PATRICK /MR. 7 WINNIPEG DRIVE, GREEN STREET GREEN, ORPINGTON BR6 6NW	204
0126150A	ALLAN GEORGINA GABRIELLA /MRS. 81 FAWE PARK ROAD, LONDON SW15 2EG	16
01270801	AMBLER EDWARD JOHN /MR. 2 CALVERT CLOSE, UCKFIELD TN22 2BZ	61
00785795	AMIN VINODRAY FULABHAI /MR. 439 LORDSHIP LANE, EAST DULWICH, LONDON SE22 8JN	2
01265000	AMIRTHANATHAR JEAN JEYASOTHY /MRS. 5 KINGS GARDENS, ILFORD, ESSEX IG1 4AJ	122
01268975	ANDERSON JOHN SIDNEY /MR. 22 LINCOLN DRIVE, WILLINGTON, CO DURHAM DL15 0PR	102
01264750	ANDREWS CHARLOTTE /MRS. 50 SAXON CLOSE, OAKE, TAUNTON, SOMERSET TA4 1JA	13
01263996	ANG AMOY /MS. 47 MARYLAND ROAD, THORNTON HEATH, SURREY CR7 8DJ	20
01259707	ANJARI ZINNAT /MRS. 83 HINKLER ROAD, KENTON, HARROW, MIDDLESEX HA3 9AT	41
01258234	ANTHONY SUSAN ELIZABETH /MRS. 23 NEWTON NOTTAGE ROAD, PORTHCAWL, MID GLAMORGAN CF36 5PF	20
00791389	ARCHER JEANNE MARION /MRS. 34 KILN CLOSE, OLD CATTON, NORWICH, NORFOLK NR6 7HZ	40
01254260	ARMSTRONG DAVID ALAN /MR. 36 LANGLEY AVENUE, HEMEL HEMPSTEAD, HERTFORDSHIRE HP3 9NS	40
01259320	ARORA KRISHAN /MR. 83 LYON PARK AVENUE, WEMBLEY, MIDDLESEX HA0 4DZ	44
01258856	ARORA SWARN /MRS. 83 LYON PARK AVENUE, WEMBLEY, MIDDLESEX HA0 4DZ	44
01254127	ARYA SAROJ /DR. 2 ST CLEMENTS AVENUE, BLACKPOOL, LANCASHIRE FY3 8LT	204
01257668	ASHURST JOHN /MR. 33 SHIREWELL ROAD, ORRELL, WIGAN WN5 8SP	81
01266139	ASHWORTH DAVID JOHN /MR. 47 CATHERINE STREET, GATEHOUSE-OF-FLEET, CASTLE DOUGLAS, KIRCUDBRIGHTSHIRE DG7 2JB	40
01257652	ASPELL JAMES /MR.	40

	ASPELL ELIZABETH /MRS.	9 NAAS ROAD, KILCULLEN, COUNTY KILDARE, IRELAND	
01268144	ATHANASIOU SONIA /MRS.	63 EGERTON GARDENS, KNIGHTSBRIDGE, LONDON SW3 2DA	40
01267771	ATKINSON JASON /MR.	3 RAGLAN TERRACE, EBBW VALE, GWENT NP23 5HW	40
00000601	AUBEELUCK SHIBCHURN /MR.	53 MANOR ROAD, WHEATHAMPSTEAD, ST ALBANS AL4 8JE	8

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00001230	AULSFORD SUSAN /MRS. 502 FOOTSCRAY ROAD, NEW ELTHAM, LONDON SE9 3UA	155
01257900	AZAR DARREN PAUL /MR. 23 BRANDSLAND, REIGATE, SURREY RH2 7PA	65
01261562	BAALHAM ROBIN /MR. 24 NEVIS CLOSE, CORBY, NORTHAMPTONSHIRE NN17 2LF	8
0125747A	BABBINGTON JOHN /MR. 7 WOODVILLE WALK, WOODVILLE DOWNS, LUCAN, CO DUBLIN, IRELAND	326
00000327	BALL ROBERT ELLIS- /MR. CONYGAR, WHITEGATE ROAD, MINEHEAD, SOMERSET TA24 5SP	668
C0480478	THE BANK OF NEW YORK /NOMINEES/ LIMITED BIL A/C ONE PICCADILLY GARDENS, MANCHESTER M1 1RN	8131
C7238515	THE BANK OF NEW YORK /NOMINEES/ LIMITED UKREITS A/C ONE PICCADILLY GARDENS, MANCHESTER M1 1RN	6151
00008497	BARKER NICOLA /MRS. 24 COOK ROAD, CRAWLEY, WEST SUSSEX RH10 5DJ	9
01271553	BARKER VERONICA DIXON- /MRS. 16 NORTON HALL, STOCKTON-ON-TEES, CLEVELAND TS20 1GD	81
01270135	BASHFORD JONATHAN DAVID /MR. 82 LUPIN DRIVE, CHELMSFORD, ESSEX CM1 6FJ	57
01270715	BATTLE BARRY /MR. 267 BOLTON ROAD, ASHTON-IN-MAKERFIELD, WIGAN, LANCASHIRE WN4 8TG	147
01259148	BAYRAM ALI OSMAN /MR. 4 NORWICH ROAD, DUDLEY, WEST MIDLANDS DY2 9SG	44
C6322594	BBHISL NOMINEES LIMITED 120197 A/C HSBC INSTITUTIONAL FUND SERVICES, HSBC BANK PLC, LEVEL 29, 8 CANADA SQUARE, LONDON E14 5HQ	319015
C632337A	BBHISL NOMINEES LIMITED 120165 A/C HSBC INSTITUTIONAL FUND SERVICES, HSBC BANK PLC, LEVEL 29, 8 CANADA SQUARE, LONDON E14 5HQ	408
00008622	BEAN ALFRED JOHN /MR. 42A GRAND AVENUE, WORTHING, WEST SUSSEX BN11 5AJ	19
C5994214	BEAR STEARNS SECURITIES CORP CLIENTSK A/C 25TH FLOOR, 1 CANADA SQUARE, LONDON E14 5AD	217
01256072	BEBBINGTON JOHN /MR. 254 LARAGHCON, LUCAN, COUNTY DUBLIN, IRELAND	397
01270221	BEDFORD NICK /MR. FLAT 1, VICTORIA GARDENS, 15 MARSTON FERRY ROAD, OXFORD OX2 7EF	580
01269058	BEESLEY FREDERICK WILLIAM /MR. 2 MAGNOLIA CLOSE, COVENTRY CV3 6LB	122
0000073A	BENNETT MARJORIE /MRS. FLAT 7, THE OAKS, BEECHFIELD GARDENS, SOUTHPORT PR8 2SW	81

01262578	BENNETTON KENNETH /MR. 109 EAST AVENUE, BOURNEMOUTH BH3 7BX	40
00006907	BEW JOHN /MR. HOLMES IRIS /MRS. 22 EMMER GREEN, LUTON LU2 8UH	20
00009369	BHAMRAH HARJINDER KAUR /MRS. 3 LANDSCAPE DRIVE, LEICESTER LE5 6GA	40

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01258979	BHANOT KAILASH CHANDER /MR. BHANOT MARIAN /MRS. 257 BLACK BULL LANE, FULWOOD, PRESTON, LANCASHIRE PR2 9YD	122
0126596A	BHIKHARI HARRY LACHMAN /MR. 6A MOGGSWELL LANE, PETERBOROUGH, CAMBS PE2 7DS	40
C7250463	BIRCHNALL EILEEN PATRICIA /MRS. 26 TYRELLS CLOSE, CHELMSFORD, ESSEX CM2 6BT	204
01254341	BIRLEY CLIFFORD /MR. 4 HIGH OAKS, ENFIELD, MIDDLESEX EN2 8JJ	49
00000805	BLACKMORE LYNETTE /MS. WILL O WISP, MARSH ROAD, KIRTON, BOSTON, LINCOLNSHIRE PE20 1LY	29
01254336	BLAMPIED BRIAN /MR. HOLMHURST, LE BLANC MONDIN, LA RUE DES PRES, ST CLEMENTS, JERSEY C I JE2 6PR	81
C5016398	BNY /OCS/ NOMINEES LIMITED 2204 A/C ONE PICCADILLY GARDENS, MANCHESTER M1 1RN	2205
01270007	BOLTON RONALD /MR. FLAT 5,30 BODORGAN ROAD, BOURNEMOUTH, DORSET BH2 6NL	173
00054308	BOOTH LESLIE WILLIAM /MR. 5 GRANGE AVENUE, CHEADLE HULME, CHESHIRE SK8 5EN	122
01257942	BOOTH PETER /MR. 23 CHATSWORTH COURT, DEVONSHIRE PARK ROAD, DAVENPORT, STOCKPORT, CHESHIRE SK2 6JZ	40
01265058	BOULTON ANTHONY TRAVES /MR. 52 CARLTON CLOSE, OUSTON, CHESTER LE STREET, COUNTY DURHAM DH2 1TZ	2
01264058	BOURKE CYRIL GEORGE /MR. 22 HANOVER CRESCENT, BRIGHTON, SUSSEX BN2 9SB	1848
01262562	BOWMAKER GARY /MR. 61 SPRINGWELL GROVE, SHEFFIELD, S YORKSHIRE S20 1XE	249
01265536	BRERETON LIMITED SILVERDENE, STATION ROAD, BALLASALLA, ISLE OF MAN IM9 2DQ	37
01264949	BRIMBLE BARRY JOHN EDWARD /MR. 51 GLOUCESTER WALK, WESTBURY, WILTSHIRE BA13 3XF	20
00002975	BROOK ANNIE /MS. 130 GROSVENOR ROAD, MUSWELL HILL, LONDON N10 2DT	281
01268042	BROOK DARREN /MR. 22 HILL COURT DRIVE, LEEDS, W YORKSHIRE LS13 2AW	61
01256984	BROWN PATRICIA MARY /MRS. 28 LIVERPOOL ROAD, WATFORD, HERTFORDSHIRE WD18 0DJ	43
01263949	BROWN SALLY JANE HAZEL CLAYTON /MISS. BLUE PERIS FARM, DINORWIG, NEAR CAERNARFON, GWYNEDD LL55 3ET	20
01262703	BRUNEL TRUSTEES LIMITED	20424

MICHAEL KERRY
MICHAEL MICHELLE
MICHAEL LYNDA JANE
111/117 VICTORIA STREET, BRISTOL BS1 6AX

01264374 BRUTON GRAHAM /MR. 30
1 SOMERHILL LODGE, SOMERHILL ROAD, HOVE,
EAST SUSSEX BN3 1RU

00000889 BRYCE LORRAINE SARAH MCKNIGHT /MRS. 4
8 LAIGHLAND, PRESTWICK, AYRSHIRE KA9 2JE

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01265293	BURGESS JOHN /MR. 8 CANTERTON LANE, BROOK, LYNDHURST SO43 7HF	172
C3509438	BURT RAYMOND /MR. BP ABU DHABI, CHERTSEY ROAD, SUNBURY ON THAMES, MIDDLESEX TW16 7LN	104
01269251	BUTLER ROBERT JOHN HOPSON /MR. BUTLER MARY ELIZABETH /MRS. 3 TUDOR COURT, DEREHAM, NORFOLK NR19 2FB	163
01261638	BUXTON JOHN MAXWELL /MR. 10 BURFORD ROAD, EVESHAM WR11 3AF	40
01263889	CAIN ALAN JAMES /MR. 471 BOLTON ROAD, RADCLIFFE, MANCHESTER M26 3QG	40
00007703	CALLOW DAVID /MR. 27 BOROVERE LANE, ALTON, HAMPSHIRE GU34 1PB	371
01268750	CALVERT KENNETH /MR. 38 HOBART ROAD, GRANTHAM, LINCS NG31 9QF	28
01266766	CAMERON COLIN ROY /MR. 60 CUCKOO LANE, WOOLTON, LIVERPOOL L25 4UQ	163
00000037	CAPITAL INVESTORS 2002 LIMITED 4 ROYAL MINT COURT, LONDON EC3N 4HJ	36798
01263557	CARLIN JOSEPH /MR. WESTBROOK, BUNCRANA, CO DONEGAL, EIRE	245
00007980	CARNE SARAH /MRS. 33 HADLEY ROAD, ENFIELD, MIDDLESEX EN2 8JT	3
0125930A	CAUSER CAROL ANN /MRS. 6 IMPASSE DES LAURINES, 11390 CUXAC-CABARDES, FRANCE	12
01253647	CHAMBERS BARRY /MR. 10 PARNELL ROAD, DUBLIN 6W, IRELAND	770
01264766	CHANDLER LEONARD /MR. 43 CHESTERTON ROAD, COVENTRY, WEST MIDLANDS CV6 2LA	40
01270237	CHAPMAN JOHN ANDREW /MR. 21 DEVONSHIRE STREET, PLYMOUTH, DEVON PL4 8DU	40
01270284	CHAPPEL PETER FORD /MR. 78 EDNA ROAD, LONDON SW20 8BT	40
C6154594	CHASE NOMINEES LIMITED 02413 A/C P O BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	517
C6268386	CHASE NOMINEES LIMITED LINCLD A/C P O BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	2042
01259916	CHATTERTON RICHARD JOHN /MR. THE SPINNEY, 19 OAK END WAY, GERRARD CROSS, BUCKINGHAMSHIRE SL9 8DA	132
01262541	CHITTENDEN ROY DOUGLAS /MR. 27 DINORBEN AVENUE, FLEET GU52 7SQ	40
C7192357	CHRISTIE MICHAEL JAMES /MR.	68

1 QUEENS ROAD, LOUGHTON, ESSEX IG10 1RR

01262272	CHUNG HEENG /MR. ROSE COTTAGE, CHALFONT AVENUE, LITTLE CHALFONT HP6 6RD	81
01261928	CIESLIK TOBY WILLIAM /MR. 3 SUMMERFIELD ROAD, CLENT, STOURBRIDGE, WEST MIDLANDS DY9 9RG	4
00000058	CITICORP CAPITAL INVESTORS EUROPE LIMITED NEW CASTLE COMMONS, 1 PENN'S WAY, OPERATIONS ONE BUILDING, NEW CASTLE, DELAWARE 19720 U S A	173793

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
0000009A	CITI EUROPE CO-INVEST LP C/O CORPORATION TRUST CENTER,1209 ORANGE STREET, WILMINGTON,DELAWARE 19801,U S A	34779
C0021471	CITIGROUP GLOBAL MARKETS U K EQUITY LIMITED SBILGBKA A/C INCOME PROCESSING,CITIGROUP LEVEL 5,MAIL DROP CGC-05-52, CANARY WHARF,LONDON E14 5LB	3035
01270391	CLANCY JOSEPH AUSTIN 11 BEACH AVENUE,CLEVELEYS,BLACKPOOL FY5 1ED	40
01267750	CLANCY VICTORIA MARY /MRS. THE FIRS,SANDY LANE,RHOSNEIGR,GWYNEDD LL64 5QF	53
01264664	CLARKE DIANNE LORRAINE /MISS. 11 RAWLINS CLOSE,WOODHOUSE EAVES,LOUGHBOROUGH, LEICESTERSHIRE LE12 8SD	20
01261724	CLARKE OLGA PATRICIA /MRS. 80 STRATFORD ROAD,IPSWICH,SUFFOLK IP1 6EG	137
01261894	CLARKSON BRGITTE ANNE MARTHE /MRS. 5 HILLIER DRIVE,UP HATHERLEY,CHELTENHAM, GLOUCESTERSHIRE GL51 3WE	5
01265912	CLEMENTS TREVOR /MR. 51 ST MARYS ROAD,BENFLEET,ESSEX SS7 1NN	122
01260042	COGLEY ALAN /MR. 30 DEERSTONE AVENUE,BURNLEY,LANCASHIRE BB10 4QG	12
01268374	COLES DAVID /MR. 5 IRON PIKES,BRIXWORTH,NORTHAMPTON, NORTHAMPTONSHIRE NN6 9UW	40
01254153	COLLINS ROSALIND /MISS. 82 DENMAN ROAD,LONDON SE15 5NR	4
00005664	COLQUHOUN SIMON /MR. 36 HOPEFIELD GRANGE,PORTRUSH,CO ANTRIM BT56 8QD	173
01259046	CONNOR MICHAEL /MR. 19 BARRY PLACE,DERRY HILL,CALNE,WILTSHIRE SN11 9NX	32
00008455	COOK ANNABEL KATHRYN /MISS. 7 ALLEN ROAD,RAMSEY,HUNTINGDON,CAMBRIDGESHIRE PE26 1JU	10
00001144	COOK JOANNA /MISS. 60 YORK ROAD,CHEAM,SUTTON,SURREY SM2 6HJ	311
01254030	COOK SEAN LYNDON /MR. 79 LONDON ROAD,BIGGLESWADE,BEDFORDSHIRE SG18 8EE	22
01254610	CORNISH VICTOR /MR. 2 PENARTH AVENUE,PORTSMOUTH,HAMPSHIRE PO6 2AJ	10
01262251	CORRIS MICHAEL JOHN /MR. 32 FOXFIELD ROAD,BARROW IN FURNESS,CUMBRIA LA14 3SJ	40
00008826	COSTER KATHERINE SAMANTHA /MRS. 4 EXCHANGE ROAD,ASCOT,BERKSHIRE SL5 7AW	122
00109107	COULBERT JOHN JULIAN /MR. 32 STIRLING ROAD,TALBOT WOODS,BOURNEMOUTH BH3 7JQ	2

01269413 COULSON LEONARD GORDON /MR. 81
COULSON ELLEN /MRS.
26 HYPERION AVENUE, POLEGATE, E SUSSEX BN26 5HU

C4366568 COX MARTIN FREDERICK /MR. 18
HILLTOP, HIGHLAND ROAD, BADGERS MOUNT, SEVENOAKS,
KENT TN14 7BA

01268617 CUCKSON GEOFFREY /MR. 81
23 ROSSLYN AVENUE, ASTON, SHEFFIELD,
SOUTH YORKSHIRE S26 2DE

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01258383	CUMMINGS DAVID JOHN /MR. 12 OBAN STREET, CADOXTON, BARRY CF63 2HG	40
00000123	CVC EUROPEAN EQUITY PARTNERS III LP WALKERS, WALKERS HOUSE, PO BOX 265, GRAND CAYMAN, CAYMAN ISLANDS	2711293
0000015A	CVC EUROPEAN EQUITY PARTNERS III PARALLEL FUND A LP WALKERS, WALKERS HOUSE, PO BOX 265, GRAND CAYMAN, CAYMAN ISLANDS	55218
00000165	CVC EUROPEAN EQUITY PARTNERS III PARALLEL FUND B LP WALKERS, WALKERS HOUSE, PO BOX 265, GRAND CAYMAN, CAYMAN ISLANDS	55218
00000139	CVC EUROPE ENTERPRISE /CAYMAN/ LP WALKERS, WALKERS HOUSE, PO BOX 265, GRAND CAYMAN, CAYMAN ISLANDS	139726
00000144	CVC EUROPE ENTERPRISE /DOMESTIC/ LP CORPORATION SERVICE COMPANY, 2711 CENTREVILLE ROAD, SUITE 400, WIMINGTON, DELAWARE 19808 U S A	40656
01264659	DARWELL ROY /MR. 59 SCHOLARS GATE, WEST GARFORTH, LEEDS LS25 1BF	40
00009306	DATTA GOUTAM /MR. 68 CASTLETON AVENUE, WEMBLEY, MIDDLESEX HA9 7QG	69
01264165	DAVIES CHRISTINE /MISS. FLAT 11, JOHN CLIFFORD HOUSE, DRYLANDS ROAD, LONDON N8 9HW	11
01265369	DAVIES DAVID ANTHONY /MR. 27 TEGLAN PARK, AMMANFORD, WEST WALES SA18 3PE	81
01255315	DAVIES EIRLYS /MRS. 33 ITHENS WAY, WREXHAM LL13 7EQ	18
01269852	DAVIES JOAN BRENDA /MRS. MANOR HOUSE FARM, PUDDINGTON LANE, PUDDINGTON, NESTON, CHESHIRE CH64 5SL	53
01268787	DAVIES PETER /MR. 66 SILVERDALE ROAD, SHEFFIELD, S YORKSHIRE S11 9JL	1216
00008353	DAVIES PETER DAVID KENNETH /MR. 21 DARVALL CLOSE, BEAUMONT PARK, WHITLEY BAY NE25 9UJ	19
01270012	DAVIES ROGER GRAHAM /MR. 1 MANOR GARDENS, CHATTERIS, CAMBRIDGESHIRE PE16 6XR	61
01254631	DAVIS LYN MARIE /MISS. 4 LODGE ROAD, CRANFIELD, BEDFORD, BEDFORDSHIRE MK43 0BG	2
C5809314	DAVYCREST NOMINEES 0023902 A/C DAVY HOUSE, 49 DAWSON STREET, DUBLIN 2, IRELAND	723
C6803359	DAVYCREST NOMINEES 0108038 A/C DAVY HOUSE, 49 DAWSON STREET, DUBLIN 2, IRELAND	300
C6806923	DAVYCREST NOMINEES 0038756 A/C DAVY HOUSE, 49 DAWSON STREET, DUBLIN 2, IRELAND	191
C6808403	DAVYCREST NOMINEES 0046745 A/C	273

DAVY HOUSE,49 DAWSON STREET,DUBLIN 2,IRELAND

01262204	DEAKIN LYNNE /MRS. 21 HERRINGTON CLOSE,LANGLEY PARK,DURHAM DH7 9FS	2
00591868	DEBENHAM RICHARD JOHN /MR. DEBENHAM ELIZABETH ANNE /MRS. 7 CARLYON CLOSE,FARNBNOROUGH,HANTS GU14 7BX	21
00008186	DEEGAN IAN /MR. 63 HANOVER DOCK,HANOVER QUAY,DUBLIN 2,REPUBLIC OF IRELAND	469

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01268847	DEEGAN MICHAEL /MR. 155 RADCLIFFE NEW ROAD, WHITEFIELD, MANCHESTER, LANCASHIRE M45 7RG	32
00008348	DENT ANTHONY WILLIAM /MR. DENT LESLEY ROBERTA /MRS. 27 OGILVY DRIVE, SCUNTHORPE, SOUTH HUMBERSIDE DN17 2PW	20
01264912	DESAI MOHAMMED JUNIED /MR. 82 HILLSIDE ROAD, LONDON N15 6NB	204
00007084	DEXTER FREDA MILNER /MISS. MILL HOUSE, GLASTON ROAD, UPPINGHAM, RUTLAND LE15 9EU	16
00704773	DHARIWAL SURENDRA KUMAR /DR. 84 BRACKEN DRIVE, CHIGWELL, ESSEX IG7 5RD	3063
01268685	DICKINSON ALFRED /MR. 12 VICTORIA CLOSE, ALLERTON BYWATER, CASTLEFORD WF10 2DG	89
01264515	DINES RUTH /MS. JUST HOUSE, COOPERS LANE, NORTHAW, POTTERS BAR, HERTFORDSHIRE EN6 4NJ	34
01270838	DONKERSLEY PETER GEORGE /MR. 8 LEYHILL CLOSE, SWANLEY, KENT BR8 8DW	25
00008118	DRAPER MARTIN /MR. 3 NORTHFIELD, BRIDGWATER, SOMERSET TA6 7EZ	281
01261685	DRINKALL GUNDA FRIEDERIKE /MRS. 34 HAVEN CLOSE, SWANLEY, KENT BR8 7JZ	40
01262408	DUFFILL ROBERT FRANK /MR. 3 MOUNT STREET, BATTLE, EAST SUSSEX TN33 0EG	204
01268311	DUFFY ALWYN /MS. 15 GUILFORD PARK, SANDYMOUNT, DUBLIN 4, IRELAND	40
00008332	DUNCOMBE EVELYN MARJORIE /MRS. 46 CRABTREE LANE, HARPENDEN, HERTFORDSHIRE AL5 5NS	25
00007766	DUNLOP CAROLYN /MS. 1 MICHELDEVER GARDENS, WHITCHURCH, HAMPSHIRE RG28 7JY	317
C5048789	DUNNING LAURENCE HOWARD /MR. DUNNING DENISE ANN /MRS. 43 LINDFIELD ROAD, ROMFORD, ESSEX RM3 9BJ	4
01254169	DURAND JOHN /MR. DURAND SHEILA /MRS. 48 ARMOLD PARK, GLENAGEARY, CO DUBLIN, IRELAND	122
01264139	DYSON JOHN /MR. 366 ST ANNES ROAD, BLACKPOOL, LANCS FY4 2QL	40
C4234501	EATON DANIEL ROBERT PATRIC /MR. 29 WINRAM PLACE, ST ANDREWS, FIFE KY16 8XH	8
0126621A	EDGINGTON ALLEN /MR. 14 CROWN ROAD, SHOREHAM BY SEA, WEST SUSSEX	49
C4383620	EDWARD JONES NOMINEES LIMITED EDJN A/C 11 WESTFERRY CIRCUS, CANARY WHARF, LONDON E14 4HH	32

01263933	EDWARDS WILLIAM /DR.	669 GOWER ROAD, SWANSEA, W GLAM SA2 7HE	40
C4337843	ELWORTHY RUDLEY /MR.	HILLCREST, HATCHMOOR ROAD, TORRINGTON, DEVON EX38 7HT	183
01258362	EMMETT LAWRENCE ALAN /MR.	1 WELSH ROAD COTTAGES, TWO MILLS, CHESTER CH1 6HT	122

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01271012	ESQ KENDALL /RONALD FREDRICK. WILLOWDENE, HILLESDEN ROAD, GAWCOTT, BUCKINGHAM, BUCKINGHAMSHIRE MK18 4JF	133
C3448068	EUROCLEAR NOMINEES LIMITED EOC01 A/C C/O THE BANK OF NEW YORK LONDON, ONE PICCADILLY GARDENS, MANCHESTER M1 1RN	10521
00000557	EVANS IEUAN /MR. REFAIL, LLANBEDROG, PWLLHELI, GWYNEDD LL53 7NP	61
01262622	EVANS WENDY /MRS. THE WILLOWS, 10 CLOS BRYNGWYN, GARDEN VILLAGE, GORSEINON, SWANSEA SA4 4BJ	61
01260408	EWING BEVERLEY /MISS. 10 THE MEADOW, SCARCROFT, LEEDS, WEST YORKSHIRE LS14 3LD	81
C709923A	EXANE SA 2440000 A/C C/O BNP PARIBAS SECURITIES SERVICES, 55 MOORGATE, 4TH FLOOR LONDON EC2R 6PA	30
00007750	EXON JANE /MS. WESTLEA HOUSE, PLUCKLEY ROAD, CHARING, ASHFORD, KENT TN27 0AH	293
01268353	EYLES RICHARD SIMON /MR. GREENWAYS, 28 GORSTY HILL ROAD, UPPER TEAN, STOKE-ON-TRENT, STAFFS ST10 4EQ	20
0126438A	EYRE MAURICE /MR. 9 HORSTONE ROAD, ELLESMERE PORT, MERSEYSIDE CH66 2JN	40
0126038A	FARNHILL KENNETH /MR. FARNHILL LINDA /MRS. 33 BENNETT LANE, DEWSBURY, WEST YORKSHIRE WF12 7DX	7
0126821A	FAULKNER DEREK WILLIAM /MR. FAULKNER GLORIA JOAN /MRS. 69 STRADBROKE GROVE, BUCKHURST HILL, ESSEX IG9 5PE	11
01253796	FAULKNER GLORIA JOAN /MRS. 69 STRADBROKE GROVE, BUCKHURST HILL, ESSEX IG9 5PE	8
01259796	FERGUSON TRUDY ANNIE /MRS. 192 WIGTON ROAD, CARLISLE, CUMBRIA CA2 6JW	10
01258610	FERNANDES JOSE PEDRO ANTONIO /MR. 116 CAITHNESS ROAD, MITCHAM, SURREY CR4 2EW	36
0126809A	FISH ANTHONY ROBERT /MR. 104 EASTERN AVENUE, SHOREHAM-BY-SEA, WEST SUSSEX BN43 6PE	27
01257631	FLOOD DAVID /MR. C/O HARVEST FINANCIAL SERVICES, PO BOX 11016, DUBLIN 4, REPUBLIC OF IRELAND	296
01270822	FORDER GEORGE HENRY /MR. WAVERTON HALL, WAVERTON, WIGTON, CUMBRIA CA7 0AE	592
00565704	FORSTER JOSEPH WILSON /MR. 15 HALL ROAD, WILMSLOW, CHESHIRE SK9 5BN	40
01263831	FOULKES ROBERT /MR.	81

APARTMENT 2,KILLBROGAN COURT,21 PARK AVENUE,
SOUTHPORT PR9 9LT

01264894	FOWLER KENNETH /MR.	16 THE MEWS,NORTON HALL FARM,NORTON ROAD, LETCHWORTH GARDEN CITY SG6 1AL	46
01258958	FRANCIS JOHN RICHARD /MR.	66 COOMBE DRIVE,DUNSTABLE LU6 2AE	54
01270783	FREAR THOMAS RICHARD /MR.	100 BEECHWOOD AVENUE,BRADFORD,W YORKSHIRE BD6 3AN	10

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01268063	FRY MARGARET ANNE /MRS. 38 LYNTON AVENUE, ORPINGTON, KENT BR5 2EH	61
01259260	GANDHI RAMESH /MR. 61 BARMOUTH ROAD, CROYDON CR0 5ES	81
01257443	GARDNER DUNCAN /MR. GARDNER JEANETTE /MRS. 64 SHIELDS ROAD, SUNDERLAND, TYNE & WEAR SR6 8JN	34
00009293	GARE DAVID CHARLES /MR. 6 POCAHONTAS WAY, HEACHAM, KING'S LYNN, NORFOLK PE31 7SG	8
01268912	GAULD ALEXANDER IAN /MR. 14 CREATON WAY, MIDDLETON, MANCHESTER M24 5JY	40
00005327	GAUNT STEVEN /MR. 1 HIGH STREET, SILKSTONE, BARNSLEY, SOUTH YORKSHIRE S75 4JH	323
01271198	GEMSON PHYLLIS /MRS. 35 CLOCKHOUSE ROAD, FARNBOROUGH, HANTS GU14 7QZ	81
01262745	GEORGIOU GEORGE /MR. GARDEN FLAT, 5 LANDEMANN CIRCUS, WESTON SUPER MARE, AVON BS23 2QE	1201
00578988	GEORGIOU SAVVAS /MR. 58 BROOMFIELD AVENUE, PALMERS GREEN, LONDON N13 4JP	49
01255127	GLADWIN JEAN /DR. 52 BURCOT ROAD, SHEFFIELD, SOUTH YORKSHIRE S8 9FE	62
01264933	GLENALDER LIMITED 180 SALTMARKET, GLASGOW, G1 5LA G1 5LA	204
01264980	GODDARD RONALD FREDERICK /MR. 11 BIRCHITT ROAD, SHEFFIELD, S YORKSHIRE S17 4QN	81
01270344	GODDARD RONALD FREDERICK /MR. 11 BIRCHITT ROAD, SHEFFIELD S17 4QN	245
C0012867	GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED ILSEG A/C PETERBOROUGH COURT, 133 FLEET STREET, LONDON EC4A 2BB	56447
C7195610	GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED COSEG A/C PETERBOROUGH COURT, 133 FLEET STREET, LONDON EC4A 2BB	28
C6276066	GOODBODY STOCKBROKERS NOMINEES LIMITED GSCLT A/C CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON E14 2BH	400
00008868	GOODE RICHARD OLIVER /MR. FLAT 18, HOLLY COURT, 66 WORCESTER ROAD, SUTTON, SURREY SM2 6QB	8
01264810	GOODWIN TIMOTHY PAUL /MR. LLYS GWYN, 2 PENCAE, LLANDEGFAN, ANGLESEY LL59 5TT	204
01268481	GRANT DONALD VICTOR /MR. BANK COTTAGE, COPERS COPE ROAD, BECKENHAM BR3 1NZ	122
01255276	GRAY DONALD /MR. WELL COTTAGE, BATH ROAD, UPPER LANGFORD,	571

NORTH SOMERSET BS40 5DG

0127087A	GRAY LAURENCE ROBIN /MR. 11 HIGH STREET, BLUNTISHAM, HUNTINGDON, CAMBRIDGESHIRE PE28 3LD	408
01257545	GREENWOOD ALAN HAROLD CLAUDE /MR. BELMORE LODGE, MILFORD ROAD, LYMINGTON, HANTS SO41 8DJ	40
01257979	GROCOTT JILL SUSAN /MRS. 41 HIGH STREET, GREAT BARFORD, BEDFORD MK44 3JJ	20

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01264719	GROCOTT KEITH ARTHUR /MR. 41 HIGH STREET, GREAT BARFORD, BEDFORD MK44 3JJ	81
C6294510	GRUNDLINGH MORNE /MR. FLAT 11, HERMITAGE COURT, KNIGHTON STREET, WAPPING E1W 1PW	108
01265750	GUMMELT MICHAEL /MR. JACINTA FLAT 5, WESTMINSTER ROAD, MILFORD ON SEA, LYMINGTON, HAMPSHIRE SO41 0NX	449
01266638	HALLIDAY CHRISTOPHER PETER /MR. 15 MOUNT ASH ROAD, LONDON SE26 6LZ	22
00009123	H A MCBRIDE TRUST LIMITED MIDDLETOWN, DERRYBEG, CO DONEGAL, EIRE	269
00200893	HAMES JOHN PETER /MR. 1 CHESTNUT CLOSE, MARKET BOSWORTH, NUNEATON WARWICKSHIRE CV13 0LR	49
01263515	HANKS JOHN MITCHELL /MR. 16 DORN CLOSE, MIDDLE BARTON, CHIPPING NORTON, OXON OX7 7HD	61
01260123	HARDIMAN GORDON JOHN /MR. 1 HEALEY VIEW, BURNLEY, LANCASHIRE BB11 2JJ	40
01256809	HARDY ROBIN /MR. 24 TURNER STREET, SALFORD, LANCASHIRE M7 4BA	25
0125453A	HARKNETT ALBERT CHARLES /MR. 10 LAWTON CLOSE, NEWQUAY, CORNWALL TR7 1QF	40
01266230	HARLOW SUSAN ANITA ALISON /MRS. 28 THE GLEBE, THORVERTON, EXETER, DEVON EX5 5LS	102
0000715A	HARLOW SUZANNE /MRS. TOMS PATCH, 44A WOODSIDE AVENUE, BEACONSFIELD, BUCKINGHAMSHIRE HP9 1JH	657
01262805	HARRIS ALAN DAVID /MR. 86 LANGDALE AVENUE, CHICHESTER PO19 8JH	30
01257775	HARRIS DONALD /MR. 3 OLD PRIORY ROAD, EASTON-IN-GORDANO, NORTH SOMERSET BS20 0PB	28
01265659	HARRISON COLIN WILLIAM /MR. LONGSTONE HOUSE, BARHOLM, STAMFORD, LINCOLNSHIRE PE9 4RA	37
00008643	HART JOHN FREDERICK /MR. 11 WAKEHURST CLOSE, NORWICH, NORFOLK NR4 6JL	10
01269771	HART JOHN FREDERICK /MR. 11 WAKEHURST CLOSE, NORWICH NR4 6JL	30
01255195	HARTNETT TIMOTHY /MR. 2 SHAMROCK ROAD, DOUGLAS, CORK IREL AND	74
0125953A	HASHIM ABDUL /MR. FLAT 4 DENBURY HOUSE, TALWIN STREET, LONDON E3 3JB	84
01256814	HASSAN ZEHRA /MISS. 192 UPLAND ROAD, LONDON SE22 0DH	3

01266515	HAYES COLIN /MR. 10 BAINBRIDGE AVENUE, SUNDERLAND SR3 1XT	40
01270028	HAYS MARTYN /MR. 9 ORLINGBURY ROAD, LITTLE HARROWDEN, WELLINGBOROUGH, NORTHAMPTONSHIRE NN9 5BH	5
01258464	HAZELL CATHERINE /MRS. ERMIN HOUSE FARM, SYDE, CHELTENHAM, GLOS GL53 9PN	40

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00621118	HEGARTY TIMOTHY /MR. 10 THE MEADOW, SCARCROFT, LEEDS, W YORKSHIRE LS14 3LD	122
01267638	HELM DAVID JOHN /MR. 31 NORTHGATE, GOOSNARGH, PRESTON, LANCASHIRE PR3 2BB	81
01254749	HENDERSON JOHN /MR. 27 DUNN CRESCENT, COALBURN, LANARK ML11 0LR	6
01265557	HEPWORTH JOHN CHARLES /MR. 36 POPLARS CLOSE, ALRESFORD, COLCHESTER, ESSEX CO7 8BH	20
01259754	HERTZBERG DESMOND /MR. 13 COLLINGWOOD COURT, LONDON NW4 2HE	32
00004724	HEWETT GARETH SIMON /MR. CHEDINGTON COURT, CHEDINGTON, BEAMINSTER, DORSET DT8 3HY	203
01259169	HEWLETT SAMUEL /MR. WEST WINDS, 6 BEVERE CLOSE SOUTH, WORCESTER WR3 7QN	40
01264306	HILLS SIMON /MR. 4 NORTHWAY, BROUGHTON, PRESTON, LANCASHIRE PR3 5JX	39
01260063	HISCOCK KENNETH GEORGE /MR. 66 NICHOLAS CRESCENT, FAREHAM, HAMPSHIRE PO15 5AJ	55
01262079	HOBBS KEITH ALLARDYCE /MR. 29 DUNSTANBURGH ROAD, CRASTER, ALNWICK, NORTHUMBERLAND NE66 3TT	6
01270323	HOBSON KEITH STEWART /MR. 63 HEATHERWAY, SALE M33 5JY	40
01270425	HODGSON JANET HAZEL /MRS. 115 HARLSEY ROAD, STOCKTON-ON-TEES, CLEVELAND TS18 5DB	81
01265429	HODSON CLARE /MISS. FLAT 26 AVENELL MANSIONS, AVENELL ROAD, LONDON N5 1BN	81
0126973A	HOFFMAN STANLEY HAROLD /CANON. FLAT 3 RAMSAY HALL, BYRON ROAD, WORTHING, WEST SUSSEX BN11 3HN	81
00000724	HOLLINGDALE MARGARET /MRS. 9 BLENHEIM ROAD, BROMLEY, KENT BR1 2EX	40
01259132	HOMERSTONE GEOFFREY MICHAEL /MR. AVENUE COTTAGE, CUTMILL, BOSHAM, CHICHESTER, WEST SUSSEX PO18 8PS	61
01265894	HOPKINS DAVID JOHN /MR. 16 ST JAMES COURT, MILLGATE LANE, DIDSBURY, MANCHESTER M20 2SD	122
01254652	HOUSE HARRY EDWIN /MR. THREEWAYS, KINGSDON, SOMERTON, SOMERSET TA11 7LE	3352
0060585A	HOWE CYNTHIA MARY /MRS. LITTLE BECK, 212 PRESTBURY ROAD, MACCLESFIELD, CHESHIRE SK10 3HL	245
0000809A	HOWE MATTHEW /MR. 9 RED LION ROAD, SURBITON, SURREY KT6 7QG	119

01268408	HOWELL MOLLY ELIZABETH /MRS. 24 MINTON HEIGHTS, ROCHFORD, ESSEX SS4 3EQ	40
01257417	HOWLETT DAVID JOHN /MR. 10 CHAFF CLOSE, WHISTON, ROTHERHAM, SOUTH YORKSHIRE S60 4JH	46
C7128932	HSBC CLIENT HOLDINGS NOMINEE /UK/ LIMITED 636167 A/C 8 CANADA SQUARE, LONDON E14 5HQ	6801

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C0016433	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 750749 A/C 8 CANADA SQUARE, LONDON E14 5HQ	62142
C0190669	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 740468 A/C 8 CANADA SQUARE, LONDON E14 5HQ	4084
C0191899	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 768125 A/C 8 CANADA SQUARE, LONDON E14 5HQ	32679
C1981350	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 825961 A/C 8 CANADA SQUARE, LONDON E14 5HQ	1348
C2089287	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 812103 A/C 8 CANADA SQUARE, LONDON E14 5HQ	1429
C227305A	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 813259 A/C 8 CANADA SQUARE, LONDON E14 5HQ	9724
C3373600	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 846605 A/C 8 CANADA SQUARE, LONDON E14 5HQ	1401
C5016377	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 898873 A/C 8 CANADA SQUARE, LONDON E14 5HQ	1403
C6223772	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 927629 A/C 8 CANADA SQUARE, LONDON E14 5HQ	1412
C6393724	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 943465 A/C 8 CANADA SQUARE, LONDON E14 5HQ	475
01268204	HUBERT BARRIE LEWIS /MR. 16 CLOS DE L'ATLANTIQUE, LE MONT DE LA PULENTE, ST BRELEADE JERSEY JE3 8HE	1021
00009348	HUGHES BERWICK /MR. HUGHES MARGARET /MRS. WOODLANDS, CHURCH LANE, SARRATT, HERTS WD3 6HL	61
01261868	HUGHES CAROLE /MRS. 28 MUSKOKA AVENUE, SHEFFIELD S11 7RL	71
01264852	HUGHES WILLIAM ALFRED /MR. 1 MILLFIELD, PARBOLD, WIGAN, LANCASHIRE WN8 7NP	20
01263703	HUNT ALEXANDER THOMAS /MR. 59 BILLING ROAD, BRAFIELD ON THE GREEN, NORTHAMPTON NN7 1BL	20
01261996	HUSAIN MOHAMMED SHOEB /MR. 52 FARMILO ROAD, WALTHAMSTOW, LONDON E17 8JJ	367
00009186	HUTCHINS DOUGLAS ALAN /MR. MILL HALL, RECTORY LANE, RAMSEY, HARWICH, ESSEX CO12 5HA	40
C7244242	IMRIE ALLAN MACKENZIE /MR. 15 THE KNOLL, ELLINGTON, NORTHUMBERLAND NE61 5LQ	35
01261847	INGLIS JOHN HENRY /MR. 33 ENNERDALE DRIVE, LIVERPOOL, MERSEYSIDE L21 5HX	81
01265622	IQBAL SAMRA BINAT- /MISS. 28 HUGH ROAD, SMALL HEATH, BIRMINGHAM B10 9RP	8
01269907	IRONSIDE WILLIAM BICKERSTAFF /MR.	1633

HASTER FARM, WICK, CAITHNESS   KW1 5SZ

01255072 ISAAC   ROBERT HENRY   /MR.   46
44 BARCOMBE ROAD, WIRRAL, MERSEYSIDE   CH60 1UZ

01268954 ISAACS   HELEN   /MISS.   127
41 MELROSE PLACE, WATFORD, HERTFORDSHIRE   WD17 4LU

01264557 JACKSON   HENRY   /MR.   40
55 WATLANDS VIEW, NEWCASTLE, STAFFORDSHIRE   ST5 8AB

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01260455	JACKSON ROBIN GRAHAM /MR. 49 WILLOW PARK DRIVE, STOURBRIDGE, WEST MIDLANDS DY8 2HL	40
01258004	JACOBS JOAN LILLIAN /MRS. JACOBS GERARD /MR. 10 NEPTUNE COURT, CLARENDON ROAD, BOREHAMWOOD, HERTFORDSHIRE WD6 1BG	8
00009139	JAMES WARREN PHILIP /MR. 76 CHARLOCK WAY, BURPHAM, SURREY GU1 1XZ	49
C0000066	JAMES CAPEL /NOMINEES/ LIMITED HSBC BANK PLC, 8 CANADA SQUARE, LONDON E14 5HQ	93
C5882132	JAMES CAPEL /NOMINEES/ LIMITED HSBCSS A/C HSBC BANK PLC, 8 CANADA SQUARE, LONDON E14 5HQ	6437
01270843	JAMIESON ANDREW BRUCE /MR. 6 HURSTWAY, FULWOOD, PRESTON, LANCASHIRE PR2 9TT	71
01253835	JAMIESON LESLIE /MR. 58A WINTRINGHAM WAY, READING, BERKS RG8 8BG	24
01264251	JAVED MUNSIF ALI /MR. 20 HAMPDEN ROAD, SLOUGH SL3 8SE	40
01258438	JEFFERY BRYAN DOUGLAS /MR. APARTMENT 36, PINNACLE QUAY, 8 HARBOUR AVENUE, PLYMOUTH PL4 0BJ	40
0125401A	JIGGINS TERENCE RICHARD /MR. 14 CAMELLIA CLOSE, GILLINGHAM, KENT ME8 0HJ	88
00000497	JOHNS MICHAEL DAVID /MR. JOHNS JENNIFER JEAN /MRS. OAKWOOD HOUSE, BRACELANDS DRIVE, CHRISTCHURCH, COLEFORD, GLOUCESTERSHIRE GL16 7NN	149
01271506	JOHNSON FREDERICK /MR. 85B HARROWBY LANE, GRANTHAM, LINCS NG31 9LN	40
01262975	JOHNSON THOMAS /MR. JOHNSON MAUREEN FLORENCE /MRS. 6 GROSVENOR GARDENS, WALLINGTON, SURREY SM6 9QJ	4
00791637	JOHNSTON MICHAEL FRANK /MR. 2 BROWNING CLOSE, HAMPTON, MIDDLESEX TW12 1EN	40
01269170	JONES ANTHONY /MR. 7 ST DAVIDS CLOSE, TUFFLEY, GLOUCESTER GL4 0PX	612
0127112A	JONES ELIZABETH MARY /MRS. 9 ELSWICK LODGE, MELLOR BROW, MELLOR, BLACKBURN, LANCASHIRE BB2 7RX	16
C4780430	JONES JOHN HAYDN /MR. JONES JANE HAYDN /MRS. 2 BRYN RHOSYN, LLANFAIR ROAD, ABERGELE, CONWY LL22 8EZ	40
0126921A	JONES LOUIS IAN /MR. 6A, FOLLEIGH DRIVE, LONG ASHTON, BRISTOL, AVON BS41 9JD	311
0000773A	JORDAN MARK /MR. PEACOCK FARM, REDMILE, NOTTINGHAMSHIRE NG13 0GQ	323

C4232211	JOSEPH ANDREW FRANK /MR. JOSEPH ROSEMARY JANE /MRS. RAVENSCROFT, RAVENS WAY, MILFORD ON SEA, HAMPSHIRE SO41 0PX	30
00008541	JULES KENNETH /MR. 39 BRENTFIELD HOUSE, STONEBRIDGE PARK, LONDON NW10 8EL	19
C2239919	KAS NOMINEES LIMITED 28983223 A/C SPUISTRAAT 172, 1012 VT AMSTERDAM, NETHERLANDS	4458988

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01268288	KASPARIAN JOHN GEORGE /MR. KASPARIAN JACQUELINE /MRS. 45 EDGWAREBURY LANE, EDGWARE, MIDDLESEX HA8 8LJ	22
01263191	KELLY ANNE /MRS. 43 ASHLEY ROAD, HILDENBOROUGH, TONBRIDGE, KENT TN11 9ED	61
C5747673	KENNEDY CASPAR AMADEUS /MR. 59 HIGH STREET, HARROW ON THE HILL HA1 3HT	49
01260084	KENNY VINCENT /MR. DERRINOGUE, BALLA, CASTLEBAR, COUNTY MAYO, IRELAND	25
01260599	KIELY PAUL /MR. 212 EASTCOTE AVENUE, WEST MOLESEY, SURREY KT8 2EX	5
0126673A	KILBURN PAUL /MR. 116 HOLBECK PARK AVENUE, BARROW-IN-FURNESS, CUMBRIA LA13 0SB	204
00008980	KING DIANA /MISS. HIGHCLERE STATION ROAD, CHELMSFORD, ESSEX CM3 2DS	4
00270605	KONAREK KATHLEEN MAY /MRS. 32 PLATFORD GREEN, HORNCHURCH, ESSEX RM11 2TA	20
01261766	KOUPPARIS CHRIS /MR. 119 CROUCH HILL, LONDON N8 9QN	40
01269460	KRASSO MICHAEL /DR. TEMPLE HOUSE, 19 ARLINGTON GARDENS, LONDON W4 4EZ	408
0126609A	KUBUS RICHARD /MR. 61 BIRKBY LODGE ROAD, BIRKBY, HUDDERSFIELD HD2 2BE	510
01268805	KUNAPULI SUBBAYYA SASTRY /MR. 6 PASTURE ROAD, WEMBLEY, MIDDLESEX HA0 3JD	81
01258571	KUTTE JONATHAN /MR. ST BRELADES, 8 NEWGATE STREET, COTTINGHAM, EAST YORKSHIRE HU16 4DT	102
01263369	LADD BRIAN /MR. TOR FARM, NYLAND, CHEDDAR BS27 3UD	204
01258067	LADD CAROLINE /MRS. TOR FARM, NYLAND, CHEDDAR, SOMERSET BS27 3UD	63
00763348	LADVA MAVJI DAYA /MR. 995 HARROW ROAD, WEMBLEY, MIDDLESEX HA0 2SJ	20
01269293	LAMBERT BARBARA ANN /MRS. 3 CARNOUSTIE COURT, PENWORTHAM, PRESTON, LANCS PR1 0JR	55
01264413	LAWSON GEOFFREY /MR. ELMHURST, EVERCREECH, SHEPTON MALLET BA4 6HX	81
01268165	LEACH NIGEL VINCENT /MR. 41 CAMBRIDGE ROAD, COLCHESTER CO3 3NR	40
01263311	LEACH TONY /MR. 7 SEVERN AVENUE, FLEETWOOD, LANCASHIRE FY7 8QA	204
00000638	LEAR ROBERT LEWIS JOHN /MR.	40

26 BONDS CLOSE, CHARD, SOMERSET TA20 1ED

0126544A LEAVER JOHN EDWARD /MR. 12
78 WOODVILLE ROAD, LONDON E18 1JU

01262332 LESLIE PETER /MR. 30
LESLIE MARIA THELMA /MRS.
4 PARADISE, NEWTON LONGVILLE, MILTON KEYNES,
BUCKINGHAMSHIRE MK17 0AQ

01258898 LEW YEE SWEE /MRS. 81
87 STONEYGATE ROAD, LUTON, BEDFORDSHIRE LU4 9TL

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C5951804	LEWIS TIMOTHY DAVID /MR. 158 COUNTISBURY AVENUE, LLANRUMNEY, CARDIFF CF3 5RS	2165
00762293	LINCOLN CHARLES REGINALD /MR. 1 PENSHURST ROAD, IPSWICH IP3 8QZ	61
01266246	LINCOLN LEONARD ROY /MR. 24 WAKERFIELD CLOSE, EMERSON PARK, HORNCHURCH, ESSEX RM11 2TH	40
00008996	LING FRANK AUSTIN /MR. LING ROSE AMELIA /MRS. TANCRED, SEVENOAKS ROAD, PRATTS BOTTOM, ORPINGTON BR6 7SE	8
00685636	LIVINGSTONE JAMES MCCARDLE /DR. 4G MUIR COURT, STRATHDON AVENUE, GLASGOW G44 3LZ	531
01266690	LLOYD PETER JOHN /MR. HANMER HOUSE, LOW CHURCH ROAD, MIDDLE RASEN, MARKET RASEN LN8 3TY	6
01263601	LONG BASIL /MR. 99 GLEBEMOUNT, WICKLOW TOWN, CO WICKLOW	8
00008750	LORENZO FRANK JOHN DI- /MR. 22 BRADLEY LANE, RUFFORTH, YORK YO23 3QJ	25
00564328	LORENZO ROSA NORA DI /MRS. 22 BRADLEY LANE, RUFFORTH, YORK YO23 3QJ	255
01270676	LOVERING JOHN DAVID /MR. LOVERING BRENDA JOAN /MRS. SHAW NICHOLAS JOHN /MR. C/O J D LOVERING 2008 DISC SETT, NEW HOUSE FARM, BODIAM, ROBERTSBRIDGE, EAST SUSSEX TN32 5UP	235407
01266327	LOVETT RICHARD JOHN /MR. 59 BALMORAL AVENUE, RUSHDEN, NORTHANTS NN10 0BE	40
C3951320	L R NOMINEES LIMITED NOMINEE A/C EQUINITI LIMITED, CUSTODY SERVICES, PRINCESS HOUSE, 1 SUFFOLK LANE, LONDON EC4R 0AX	1175
00008413	LUKINS PATRICIA MILDRED /MRS. 22 GLENARM ROAD, BRISTOL, AVON BS4 4LW	20
01267037	MACK KENNETH DAVID /MR. 19 CRATHIE PLACE, WREXHAM LL11 2HB	40
00793138	MADDOCK JEFFERY /MR. 48 LAPSTONE ROAD, MILLOM, CUMBRIA LA18 4BU	204
01261557	MANBY ROGER ERNEST /MR. WOODLAND HOUSE, MIDDLETON, SUDBURY, SUFFOLK CO10 7LW	40
0127012A	MARSHAM CHRISTINE /MRS. 14 CHADACRE ROAD, SOUTHEND-ON-SEA SS1 3QX	204
0126996A	MATTHEWS ELLIOT /MR. 10 THORBURN ROAD, WHITEWELL, NEWTOWNABBEY BT36 7HZ	20
01266144	MATTHEWS ROBERT EDWARD /MR. 17 TIVERTON ROAD, BASINGSTOKE, HANTS RG23 8ET	40

```
0000921A MAUNDER   CHARLES LEWIS  /MR.                                          40
         MAUNDER   IVY CHARLOTTE  /MRS.
            FLAT 1,LITTLECOTE HOUSE,28 COMPTON ROAD,LINDFIELD,
            HAYWARDS HEATH   RH16 2JZ

C6853410 MAXIM   KENNETH GEORGE  /MR.                                           20
            16 WINDSOR CHASE,TAVERHAM,NORWICH   NR8 6LW

0125899A MCCANN   EAMONN PATRICK  /MR.                                          61
         MCCANN   VIVIAN PATRICIA  /MRS.
            293 MALMESBURY PARK ROAD,CHARMINSTER,BOURNEMOUTH,
            DORSET   BH8 8PX
```

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01260170	MCCULLOUGH GEORGE JOSEPH /MR. DRUMCONRATH, ARMAGH ROAD, NEWRY, CO DOWN BT35 6DJ	20
01258882	MCDOWELL SUSAN /MRS. 13 THE BURROWS, NARBOROUGH, LEICESTER, LEICESTERSHIRE LE19 3WS	28
01265395	MCELHOLM DOMINIC NOEL /MR. 10 KNOCKMOE HEIGHTS, OMAGH, COUNTY TYRONE BT79 7LX	163
C7196195	MCFARLANE IAN /MR. MCFARLANE JEAN /MRS. 56 MERRYCREST AVENUE, GIFFNOCK, GLASGOW G46 6BJ	32
01263868	MCLAUGHLAN FRANK /MR. 5 SAINT NICHOLAS PLACE, LOUGHTON, ESSEX IG10 1BF	149
01266810	MCLEAN RALPH /MR. 21 DENVER ROAD, LONDON N16 5JL	47
C4351658	MELLON NOMINEES /UK/ LIMITED BSDTUSD A/C PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON EC4V 4LA	166900
C6498841	MELLON NOMINEES /UK/ LIMITED BSDTGUSD A/C PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON EC4V 4LA	688896
C6498857	MELLON NOMINEES /UK/ LIMITED BSDTGABN A/C PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON EC4V 4LA	38284
C0557115	MERRILL LYNCH INTERNATIONAL HOLD A/C P O BOX 293, 20 FARRINGDON ROAD, LONDON EC1M 3NH	18332
01253963	METCALF KEITH JOHN /MR. 43 SANDY LANE, CANNOCK, STAFFORDSHIRE WS11 1RN	20
01263272	MILES STEPHEN JOHN /MR. MILES TENA ANN /MRS. 96 SALISBURY ROAD, BLANDFORD FORUM DT11 7TQ	68
01259809	MILLARD DENNIS KINGSCOTE, BINFIELD ROAD, WOKINGHAM, BERKSHIRE RG40 5PP	2094
0000544A	MILLER STUART /MR. HIPPWALLOW, 12 MOORLANDS, TIVERTON, DEVON EX16 6UF	161
01255234	MILLS RICHARD /MR. INTIME, THE GREEN, PIRBRIGHT, WOKING, SURREY GU24 0JF	40
01263685	MILNE WILLIAM /MR. 29 WILLIAM AVENUE, MARGATE, KENT CT9 3XT	6
01270114	MOLYNEUX MICHAEL ROY /MR. 47 CLAREMONT ROAD, SOUTHPORT PR8 4DX	4
00007659	MONAGHAN PHILIP /MR. 49 WOODSIDE ROAD, NEW MALDEN, SURREY KT3 3AW	425
01253916	MOORHOUSE JASON ROBERT /MR. 21 TURNBERRY AVENUE, ONCHAN, ISLE OF MAN IM3 2JX	77
0125847A	MORANT LINVAL GEORGE /MR. 6 GRIZEBECK DRIVE, COVENTRY, WEST MIDLANDS CV5 7PL	40
01264395	MORGAN RHEINALLT /MR.	16

SPINNING WHEEL, DERWYDD ROAD, AMMANFORD, DYFED SA18 2LX

01266787	MORRIS JOHN JAMES /MR. 46 BROOKDALE ROAD, NUNEATON, WARWICKSHIRE CV10 0BP	81
C6939658	MORRIS WENDY /MRS. 4 CHATSWORTH PLACE, OXSHOTT, LEATHERHEAD KT22 0SS	11
C0020735	MORSTAN NOMINEES LIMITED FIRM A/C 25 CABOT SQUARE, CANARY WHARF, LONDON E14 4QA	89734

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C0023011	MORSTAN NOMINEES LIMITED 25 CABOT SQUARE, CANARY WHARF, LONDON E14 4QA	2626
01268622	MOZEJKO ZBIGNIEW /MR. 102 SWIFTSGREEN ROAD, LUTON, BEDFORDSHIRE LU2 8BP	40
01262980	MUNGAL HARIRAM /MR. MUNGAL INDRANIE SHIRLEY AGATHA /MRS. 115 NARBONNE AVENUE, LONDON SW4 9LQ	326
01262949	MYERS DAVID EDWARD /MR. 114 PLYHMOUTH PLACE, LEAMINGTON SPA, WARWICKSHIRE CV31 1HW	40
01271493	NAIK SUJAL /MR. 3 INGLEBY GARDENS, CHIGWELL, ESSEX IG7 6EH	40
0000796A	NASH DOMINIC /MR. 52 PARKSIDE DRIVE, WATFORD, HERTFORDSHIRE WD17 3AX	329
01269369	NAYLOR PATRICK /MR. STELLA MARIS, HOLBROOK ROAD, STUTTON, IPSWICH, SUFFOLK IP9 2RY	81
01262826	NICOLL RAYMOND LYALL /MR. NICOLL MAUREEN YVONNE /MRS. 22E HILL STREET, MONIFIETH, ANGUS DD5 4JQ	122
00008787	NIGHTINGALE GEOFFREY KEVIN /MR. 42 ST HELENS AVENUE, LINCOLN LN6 7RA	10
01265928	NIGHTINGALE ROGER CHRISTOPHER /MR. 109 COLLEGE LANE, HURSTPIERPOINT, HASSOCKS, WEST SUSSEX BN6 9AF	57
00004980	NOBES KAREN /MRS. 56 PURITON PARK, PURITON, SOMERSET TA7 8BH	203
01269889	NOON ERIC GEORGE /MR. 89 SHARPLAND, OFF LUTTERWORTH ROAD, LEICESTER LE2 8UP	30
01262996	NORTH LEONARD MICHAEL /MR. 11 CROFT HEIGHTS, BALLYGALLY, LARNE, CO ANTRIM BT40 2QS	40
C0000045	NORTRUST NOMINEES LIMITED 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	85538
C2183631	NORTRUST NOMINEES LIMITED SLEND A/C 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	253688
C4092205	NORTRUST NOMINEES LIMITED TDS A/C 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	7127
C6934893	NORTRUST NOMINEES LIMITED CANLEND A/C 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	499
00009395	O'BRIEN JOHN /MR. 38 SUMMERCOURT DRIVE, RAVENSHEAD, NOTTINGHAM NG15 9FT	10
01257072	OCONNOR JOHN HENRY /MR., MBE 65 HELMSDALE ROAD, ROMFORD, ESSEX RM1 4DN	40
00008928	OCONNOR MICHAEL /MR. DALY TIM /MR.	40

C/O SAM BROWNE CLUB,MORANS OLD GARDEN,
NORTH ROAD SHANAGARRY,COUNTY CORK,IRELAND

01256780 O'CONNOR MICHAEL /MR. 196
DALY TIM /MR.
C/O SAM BROWNE CLUB,MORANS OLD GARDEN NORTH ROAD,
SHANAGARRY,COUNTY CORK,IRELAND

01269165 O'HARA DERMOT MARTIN /MR. 81
16/7 NORTH JUNCTION STREET,EDINBURGH EH6 6HN

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01257195	OLDEN BRYAN FRANCIS /MR. 37 IMPERIAL ROAD, KNOWLE, BRISTOL BS14 9EE	11
C4070163	OW AI LAN /MRS. 14 EASTHOLM, HAMPSTEAD GARDEN SUBURB, LONDON NW11 6LR	163
01264021	PACE ANTHONY /MR. 157 CHARLTON MEAD DRIVE, BRISTOL, AVON BS10 6LH	20
00000719	PADRUTH CHANDRANEE /MRS. FLAT 1,4 ADAIR ROAD, LONDON W10 5ED	40
C7262407	PAGARANI MAHESH /MR. 77 WEST STREET, HARROW, LONDON HA1 3EL	189
0126344A	PAPADOPULOS KYRIACOS /MR. 6 BRICKWOOD ROAD, CROYDON, SURREY CR0 6UL	40
00569145	PARDOE DAVID /MR. 6 MUSBURY AVENUE, CHEADLE HULME, CHESHIRE SK8 7AT	81
00000520	PARKER ANTHONY WILLIAM /MR. 34 HIGHER BUDLEIGH MEADOW, NEWTON ABBOT, DEVON TQ12 1UL	9
01254093	PARKER WAYNE /MR. 14 ILES CLOSE, HANHAM, BRISTOL BS15 3BN	89
01262868	PARRY RICHARD HEFIN /MR. TREFOLLWYN GOED, RHOSMEIRCH, LLANGEFNI, GWYNEDD LL77 7RZ	245
01253694	PATEL BHUPENDRA /MR. 24 WEIGHTON ROAD, HARROW, MIDDLESEX HA3 6HZ	81
01257958	PATEL CHANDRAKANT MULJIBHAI /DR. LITTLE ELM, 69 ALDERTON HILL, LOUGHTON, ESSEX IG10 3JD	16
01260643	PATEL GOVIND MAGANBHAI /MR. 99 BELMONT ROAD, HEMEL HEMPSTEAD, HERTFORDSHIRE HP3 9NX	81
01260481	PATEL RAJESH /MR. 407 BOWES ROAD, NEW SOUTHGATE, LONDON N11 1AB	58
01256942	PATTERSON EDWARD GEORGE /MR. 17, ARDLUI GARDENS, MILNGAVIE, GLASGOW, LANARKSHIRE G62 7RL	106
0000844A	PAYNE GEORGE /MR. PAYNE MARGARET /MRS. 86 WELLFIELD DRIVE, BURNLEY BB12 0HZ	9
00007852	PEACOCK KAREN /MRS. 42 DUMONT ROAD, LONDON N16 0NS	311
01270945	PEREIRA HENRIQUE MOURATO RODRIGUES /MR. 10 HYTHE CLOSE, BRACKNELL, BERKSHIRE RG12 0UY	22
C5618123	PERSHING NOMINEES LIMITED GWCLT A/C CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON E14 2BH	398
C6010450	PERSHING NOMINEES LIMITED CCCLT A/C CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON E14 2BH	408
00368172	PETROU STEPHEN MICHAEL /MR.	135

```
          WOODFORD HOUSE,NEWTOWN,LANGPORT SOMERSET   TA10 9SE

00000408 PETROU   STEVE  /MR.                                                    442
          WOODFORD HOUSE,NEWTOWN,LANGPORT,SOMERSET   TA10 9SE

01269873 PHILIP   ELAINE  /MISS.                                                  48
          17 DURHAM ROAD SOUTH,EDINBURGH   EH15 3PD

0126873A PHILLIPS   MARK  /MR.                                                    81
          32 ROSE HILL CRESCENT,IPSWICH,SUFFOLK   IP3 8ER
```

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00370657	PICKLES PHILOMENA JOAN /MRS. 44 REGENT ROAD, DOWNHAM MARKET, NORFOLK PE38 9TJ	40
01262643	PINDAR PAUL RICHARD MARTIN /MR. BYRON HOUSE, BOURNESIDE, VIRGINA WATER, SURREY GU25 4LZ	6284
01261617	PIRIE MARGO ELIZABETH /MISS. 87 LINTON ROAD, DUNDEE DD2 2SX	81
00375158	POPE DAVID JOHN /MR. GREYHOLME NEW ROAD, MINCHINHAMPTON GLOUCESTERSHIRE GL6 9HS	20
01265348	PORTER RAYMOND ROY /MR. 6 FEARNS MEAD, BRENTWOOD, ESSEX CM14 5UQ	394
00005949	POULTON NIGEL /MR. 33 MIDDLEMEAD, FOLKESTONE, KENT CT19 5UB	215
01258605	POWELL JUNE /MRS. 31 ROWAN TREE LANE, MISKIN, PONTYCLUN, MID GLAMORGAN CF72 8SF	16
01267766	PRASHAR CHANDAR BHUSHAN /MR. 2 ALLERTON GRANGE VALE, LEEDS, WEST YORKSHIRE LS17 6LT	183
01260638	PRENDERGAST JOHN /MR. 7 CARR HOUSE ROAD, SPRINGHEAD, OLDHAM, LANCS OL4 4PA	408
01270987	PRESTON SHELAGH /MRS. 18 QUEENS DRIVE, NEWTON-LE-WILLOWS, MERSEYSIDE WA12 0EA	6
00788280	PUMFREY TIMOTHY JOHN /MR. PUMFREY JAYNE ANNE /MRS. 21 OVERHILL, SOUTHWICK, WEST SUSSEX BN42 4WL	61
00003912	QUARMBY ANNE /MRS. LEA HOUSE, MARKET PLACE, CASTLETON, HOPE VALLEY S33 8WQ	233
C4116551	RAAD JACQUES /MR. 7 EAST FARM COURT, STREETGATE, SUNNISIDE, NEWCASTLE UPON TYNE NE16 5HD	12
01269144	RAHMAN ANISUR /MR. 53 BRIONY AVENUE, ALTRINCHAM, CHESHIRE WA15 8PZ	204
C5017983	RAVEN NOMINEES LIMITED 41128 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	81
C5903431	RAVEN NOMINEES LIMITED 50848 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	204
C6177448	RAVEN NOMINEES LIMITED 60140 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	14
C6264971	RAVEN NOMINEES LIMITED 65435 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	8
C6723234	RAVEN NOMINEES LIMITED 105740 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	42
C6840119	RAVEN NOMINEES LIMITED 109335 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	47

C6900745	RAVEN NOMINEES LIMITED 111256 A/C 4TH FLOOR,40 MARSH WALL,LONDON	E14 9TP	81
C6968620	RAVEN NOMINEES LIMITED 116111 A/C 4TH FLOOR,40 MARSH WALL,LONDON	E14 9TP	85
C709300A	RAVEN NOMINEES LIMITED 121617 A/C 4TH FLOOR,40 MARSH WALL,LONDON	E14 9TP	20
C7103135	RAVEN NOMINEES LIMITED 128315 A/C 4TH FLOOR,40 MARSH WALL,LONDON	E14 9TP	84

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C7110194	RAVEN NOMINEES LIMITED 128478 A/C 4TH FLOOR,40 MARSH WALL,LONDON E14 9TP	4
C7119173	RAVEN NOMINEES LIMITED 131148 A/C 4TH FLOOR,40 MARSH WALL,LONDON E14 9TP	54
C7146441	RAVEN NOMINEES LIMITED 120456 A/C 4TH FLOOR,40 MARSH WALL,LONDON E14 9TP	40
C7179521	RAVEN NOMINEES LIMITED 133582 A/C 4TH FLOOR,40 MARSH WALL,LONDON E14 9TP	75
C7204806	RAVEN NOMINEES LIMITED 137352 A/C 4TH FLOOR,40 MARSH WALL,LONDON E14 9TP	25
C7211700	RAVEN NOMINEES LIMITED 137955 A/C 4TH FLOOR,40 MARSH WALL,LONDON E14 9TP	5
C7213758	RAVEN NOMINEES LIMITED 137799 A/C 4TH FLOOR,40 MARSH WALL,LONDON E14 9TP	15
01254689	READ NICOLA /MS. 23 TROWELS LANE,DERBY,DERBYSHIRE DE22 3LS	4
01270655	READING FRANCIS WILLIAM /MR. 6 POWELL CLOSE,CREECH ST MICHAEL,TAUNTON, SOMERSET TA3 5TE	612
01270890	READING HELEN /MRS. 6 POWELL CLOSE,CREECH ST MICHAEL,TAUNTON, SOMERSET TA3 5TE	122
01259229	READY DONALD LLEWELLYN ALEXANDER /MR. 9 ARTHUR ROAD,LONDON SW19 7DL	49
00388901	REDMOND JOSEPH PATRICK /MR. 12 FARADAY HOUSE,YORK RISE,KENTISH TOWN LONDON NW5 1DU	4207
01259626	REEVES GEOFFREY /MR. 13 ADES FIELD,WILMINGTON,POLEGATE,EAST SUSSEX BN26 5SH	28
01258255	REYNOLDS JOHN ARTHUR /MR. 91 HIGH STREET,BUNTINGFORD,HERTFORDSHIRE SG9 9AE	24
00008601	RICHARD KENNETH FREDERICK /MR. BROAD LANE COTTAGE,WOOD END,TANWORTH IN ARDEN, WARWICKSHIRE B94 5JA	20
01269353	RICHARDS DONNA VALERIE /MISS. 10 SOUTHFIELD DRIVE,BURY BL9 5HS	81
01260079	RICHARDS KENNETH PHILIP /MR. 41 LLYSWEN ROAD,CARDIFF,SOUTH GLAMORGAN CF23 6PP	40
01257835	RIDYARD BARRIE /MR. RIDYARD RITA /MRS. 2 CHADDLEWOOD CLOSE,HORSFORTH,LEEDS LS18 5AQ	81
00008771	RILEY COLIN JOHN /MR. PORCH HOUSE,32 FOREST VIEW,CHINGFORD,LONDON E4 7AU	20
01259362	RILEY MICHAEL DAVID /MR. RILEY LYNDA /MRS. 51 KINGSTON DRIVE,SHREWSBURY,SALOP SY2 6SJ	20

01266617 RIMMER CLIFFORD /MR. 122
94 BROWN STREET,CHORLEY PR6 0BA

00576319 ROBERTS ALAN EDWIN /MR. 12
18 PLANTATION AVENUE,SHADWELL,LEEDS LS17 8TB

01267719 ROBERTSON ROBERT CAMPBELL /MR. 122
11 CUMBERLAND MANSIONS,GEORGE STREET,LONDON W1H 5TE

01270903 ROBINSON COLIN PAUL /MR. 102
7 GOLDEN BALL LANE,MAIDENHEAD,BERKS SL6 6NW

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01266374	ROBINSON DEREK /MR. IEGR A/C 57 FRESCADE CRESCENT, BASINGSTOKE, HAMPSHIRE RG21 3NE	122
0127006A	ROBINSON JOHN GEORGE /MR. 4 KNOX CLOSE, HARROGATE HG1 3EG	57
01259422	ROBINSON KEVAN /MR. 3 SUTHERLAND AVENUE, SOLIHULL, W MIDLANDS B90 3HA	10
C6477269	ROCK /NOMINEES/ LIMITED SIS A/C 25 LUKE STREET, LONDON EC2A 4AR	113
C449500A	RODDEN BRIAN /MR. ROWANTREE COTTAGE, TUMMELBRIDGE, PERTHSHIRE PH16 5NY	191
00006541	RODGERS KARI /MRS. BODAFON VILLA, PARK CRESCENT, LLANFAIRFECHAN, GWYNEDD LL33 0BE	161
00005719	RODGERS PETER /MR. BODAFON VILLA, PARK CRESENT, LLANFAIRFECHAN, CONWY LL33 0BE	167
00702044	ROTHERHAM ERIC /MR. 7 PAUL STREET, WARRINGTON WA2 7LE	285
C4248244	ROY NOMINEES LIMITED 205000 A/C 71 QUEEN VICTORIA STREET, LONDON EC4V 4DE	1633
C724470A	RUBY ISA NOMINEES LIMITED 139552 A/C HOODLESSBRENNAN & PARTNERS PLC, 40 MARSH WALL, LONDON E14 9TP	96
01259051	RUTHERFORD LOUISA /MRS. NETHER KINNEIL COTTAGE, BONESS EH51 0QA	224
01259030	RUTHNUM RAMOO /MR. 54 KENDOR AVENUE, EPSOM KT19 8RJ	163
0126767A	SAAYSA ELFAT KHABIR /MRS. 10 ROCHE GARDEN, EXETER, DEVON EX2 6LS	61
0125799A	SAUNDERS COLIN /MR. 2 WOLDS DRIVE, ORPINGTON, KENT BR6 8NS	61
01260374	SCHLICK CAROLE ANN /MRS. 23 ADMIRALTY ROAD, FELPHAM, NEAR BOGNOR REGIS, WEST SUSSEX PO22 7DW	122
01253464	SCORGIE GEORGE /MR. SCORGIE MARGARET /MRS. 24 DRIP ROAD, STIRLING FK8 1RD	4
C5806442	SCOTT PETER BRAMWELL /MR. 51 COURT ROAD, BRISTOL BS7 0BU	2
C5732350	SECURITIES SERVICES NOMINEES LIMITED 2140000 A/C C/O BP25/MDCC, 55 MOORGATE, LONDON EC2R 6PA	187
C6431945	SECURITIES SERVICES NOMINEES LIMITED 3250000 A/C C/O BP25/MDCC, 55 MOORGATE, LONDON EC2R 6PA	3717
C6461108	SECURITIES SERVICES NOMINEES LIMITED 2024600 A/C C/O BP25/MDCC, 55 MOORGATE, LONDON EC2R 6PA	18508

00008638 SELLERS BRIAN /MR. 102
20 GILLINGHAM GREEN, BRADFORD, WEST YORKSHIRE BD4 9DT

00421746 SHARMA GEETA /MRS. 40
STADDLE STONES, MAIN ROAD,
OLD BRAMPTON CHESTERFIELD S42 7JG

01265868 SHARMA NOCHARRAN /MR. 40
182 WATERDALES, NORTHFLEET, GRAVESEND, KENT DA11 8JW

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01270574	SHARP ELAINE AGNES /MS. GESTINGTHORPE HALL, CHURCH ST, GESTINGTHORPE, ESSEX CO9 3BB	2481
01270741	SHARP MICHAEL JOHN /MR. SHARP ELAINE AGNES /MS. SHAW NICHOLAS JOHN /MR. C/O GESTINGTHORPE HALL, CHURCH STREET, GESTINGTHORPE, ESSEX CO9 3BB	218904
01271532	SHAW PETER WILLIAM /MR. 8B, BANYARD CLOSE, CHELTENHAM, GLOUCESTERSHIRE GL51 7SX	40
01271135	SHEPHERD DAVID /MR. MOAT VILLA MOAT STREET, BRAMPTON, CUMBRIA CA8 1UJ	81
01259942	SHEPHERD GRAHAM /MR. 2 WATERLOO RISE, WATERLOO, HUDDERSFIELD HD5 8QD	26
01253592	SHERIDAN RICHARD /MR. 175 PRINCES AVENUE, LONDON NW9 9QS	53
01255153	SIDDAWAY NICHOLAS /MR. 35 MEADOW RISE, PENWITHICK, ST AUSTELL, CORNWALL PL26 8UE	8
00429537	SINCLAIR ALICE ELIZABETH MASSIE /MRS. THE OWLS 4 NEWBARNS, URQUHART ROAD OLDMELDRUM, INVERURIE ABERDEENSHIRE AB51 0EX	40
00009413	SINGH JASWANT /MR. KAUR KULWANT /MRS. 1 ST JOSEPHS DRIVE, SOUTHALL, MIDDLESEX UB1 1RH	81
01266251	SINGH SURINDER /MR. 8 THE BAKERS, DARLINGTON, COUNTY DURHAM DL1 4NA	81
01270370	SKY CAPITAL UK NOMINEES LIMITED AJ WHELAN LIQUIDATOR OF SKY CAPITAL, MARKS BLOOM, 60/62 LONDON ROAD, KINGSTON UPON THAMES, SURREY KT2 6QZ	19
01255297	SMITH ALAN VINCENT /MR. SMITH GLYN PHILIP /MR. 23 HOLYWELL WAY, LONGTHORPE, PETERBOROUGH PE3 6SS	40
01265191	SMITH ANTHONY PETER /MR. 31 BRINSMEAD ROAD, KNIGHTON, LEICESTER LE2 3WD	51
01263455	SMITH DAVID WILLIAM /MR. 6 MURSTON AVE, NORTHBURN EDGE, CRAMLINGTON, NORTHUMBERLAND NE23 3XN	16
01265724	SMITH JOHN DAVID /MR. 19 WM STRAW GARDENS, WORKSOP S80 1HJ	40
01270109	SMITH KEVIN /MR. 53 CATCHFRENCH CRESCENT, LISKEARD, CORNWALL PL14 3WP	4
C7212946	SMITH NICHOLAS CHARLES /MR. 20 ALGARVE ROAD, EARLSFIELD, LONDON SW18 3EG	119
C2558147	SMITH RONALD /MR. 189 ESKHILL, PENICUIK, MIDLOTHIAN EH26 8DF	20
00617796	SMITH SYDNEY GEORGE /MR.	204

20 CRICHEL ROAD, BOURNEMOUTH   BH9 1JG

01268703 SMYTH   LAURENCE JOHN   /MR.   40
69 SYDENHAM AVENUE, BELFAST, COUNTY ANTRIM   BT4 2DL

00009037 SOLLY   DEREK JAMES   /MR.   19
SOLLY   JILL VALERIE   /MRS.
6 ELLENBROOK LANE, HATFIELD, HERTFORDSHIRE   AL10 9SG

01263847 SOROKA   JOHN   /MR.   61
27 TRINITY STREET, MIDDLETON, MANCHESTER,
LANCASHIRE   M24 4AN

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00009170	SPERBER SUSAN /MRS. 51 CENTURY COURT, GROVE END ROAD, LONDON NW8 9LD	8
01268578	SPRIGGS PETER MICHAEL /MR. 35 ALLERTON CRESCENT, BRISTOL BS14 9PY	59
C0982010	STATE STREET NOMINEES LIMITED LH36 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	200107
C5061423	STATE STREET NOMINEES LIMITED WB2H A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	115674
C5561392	STATE STREET NOMINEES LIMITED AWXF A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	350
C556810A	STATE STREET NOMINEES LIMITED NXW3 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	74198
C6405162	STATE STREET NOMINEES LIMITED 3BD2 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	612
01269745	STEPHENSON KARL /MR. 24 DRAYCOTT AVENUE, MIDDLESBROUGH, CLEVELAND TS5 8EP	113
01268562	STRAWBRIDGE TIMOTHY /MR. LYNHAVEN, 9 EDWARD ROAD, CLEVEDON BS21 7DP	490
01261954	STRICKLAND SANDRA JOAN /MRS. 1 PARK AVENUE, KENDAL LA9 5QN	28
01266685	STRIDE ANNE LOUISE /MRS. WOODSIDE, HEADS NOOK, BRAMPTON, CUMBRIA CA8 9AY	71
0126067A	SUNARIO DEE /MS. DEERPARK, MONASEED, GOREY, CO WEXFORD, IRELAND	61
01262873	SWALES CLIFFORD /MR. LAMBOURNE HOUSE, LEA ROAD, LEA TOWN, PRESTON PR4 0RA	61
01263042	SWANTON OLIVER JAMES /MR. 87 PARK AVENUE SOUTH, HORNSEY, LONDON N8 8LX	187
00007933	SWIFT WENDY /MISS. MEADOWBROOK, 1 HURST GREEN CLOSE, HURST GREEN, OXTED, SURREY RH8 9AN	347
00570060	TAYLOR ALAN MERVYN /MR. 3 RADLEY AVENUE, SEVEN KINGS, ILFORD, ESSEX IG3 9DA	245
C4561444	TAYLOR DUNCAN JOHN /MR. 20 YORK ROAD, LYTHAM ST ANNES, LANCASHIRE FY8 1HP	714
01271467	TAYLOR KAREN /MRS. 3 JORDANTHORPE GREEN, SHEFFIELD, SOUTH YORKSHIRE S8 8DZ	24
01265562	TAYLOR KEVIN RICHARD /MR. 8 HARMER LANE, NORWICH NR4 7RT	81
00000745	TAYLOR SIMON /MR. 10 GLOBE STREET, HARROGATE, NORTH YORKSHIRE HG2 7PQ	40
01270595	TEMPLEMAN JENNIFER ANN /MS. 9 MARTIN COURT, LAMBSFRITH GROVE, HEMPSTEAD, GILLINGHAM, KENT ME7 3SD	10212

01270778 TEMPLEMAN ROBERT WILLIAM /MR. 514364
TEMPLEMAN JENNIFER ANN /MS.
SHAW NICHOLAS JOHN /MR.
THE TRUSTEES OF THE,ROBERT TEMPLEMAN 2008 DIS SETT,
C/O 9 MARTIN COURT,LAMBSFRITH GROVE HEMPSTEAD,
GILLINGHAM KENT ME7 3SD

01268792 TERRY WILLIAM /MR. 490
1 BLENHEIM CLOSE,ST NEOTS,CAMBS PE19 7AT

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
01266745	THIO THEODORE HONG /MR. 12 SOUTHVIEW CLOSE, RAYLEIGH, ESSEX SS6 7LX	61
01268980	THOMAS DAVID GWYNNE /MR. 29 LLWYNIFAN, LLANGENNECH, LLANELLI SA14 8AJ	32
01258088	THOMAS OWIAN DAVID /MR. 22 BIRCH LANE, PENARTH, S GLAM CF64 5BY	204
01270569	THOMAS ROBERT ESMOND /MR. THOMAS MARGARET MARY /MRS. 142 CASTLE ROAD, NORTHOLT, MIDDLESEX UB5 4SF	40
01271049	THOMPSON SHARON VALERIE /MISS. 74 GREYHOUND ROAD, LONDON N17 6XR	8
00791616	THOMPSON VERA ROSEMARY /MRS. HODGKINSON SANDRA PATRICIA /MRS. THOMAS LYNN MARGARET /MRS. 52 RADNOR ROAD, HORFIELD, BRISTOL BS7 8QY	20
01259780	TOON KENNETH JOHN /MR. 6 PRETORIA ROAD, KIRBY MUXLOE, LEICESTER, LEICESTERSHIRE LE9 2BT	28
00007894	TOPHAM PHILIP /MR. 3 BROADOAKS, DARLAND LANE, ROSSETT LL12 0FA	300
00000079	TPG DELTA HOLDCO II LLC 301 COMMERCE STREET, SUITE 3300, FORTH WORTH, TEXAS 71602, U S A	2257586
00000084	TPG DELTA HOLDCO III LLC 301 COMMERCE STREET, SUITE 3300, FORTH WORTH, TEXAS 71602, U S A	214937
00000102	TPG DELTA HOLDCO LLC 301 COMMERCE STREET, SUITE 3300, FORTH WORTH, TEXAS 71602, U S A	2149012
01257399	TSANG SZE YING /MRS. 3 BEARCROFT AVENUE, GREAT MEADOW, WORCESTER, WORCESTERSHIRE WR4 0DR	40
01258835	UDDIN RAFI /MR. 78 FULHAM ROAD, BIRMINGHAM B11 4PJ	228
C7216737	VARTY DAVID GERALD /MR. 16 ACREFIELD AVENUE, HEATON MOOR, STOCKPORT SK4 4BB	29
01259647	VAUGHAN IVOR /MR. 2 MILL ROAD, WOODFORD, KETTERING, NORTHAMPTONSHIRE NN14 4HH	20
0127029A	VAUGHAN IVOR BERNARD /MR. 2 MILL ROAD, WOODFORD, KETTERING, NORTHAMPTONSHIRE NN14 4HH	20
01258780	VAWDA YOUNUS /MR. 20 CEDARS AVENUE, WALTHAMSTOW, LONDON E17 7QN	40
01257861	VEREY CHRISTOPHER /MR. AMPNEY DOWN FARM, STOW ROAD, BAUNTON, CIRENCESTER, GLOUCESTERSHIRE GL7 5EU	469

C0018556	VIDACOS NOMINEES LIMITED FGN A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	49117
C3355608	VIDACOS NOMINEES LIMITED COMZ3 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	1527
C3424564	VIDACOS NOMINEES LIMITED SSB1 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	8

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C3999245	VIDACOS NOMINEES LIMITED CLRLUX A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	8780
C4165284	VIDACOS NOMINEES LIMITED UBSLUX A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	13480
C4550529	VIDACOS NOMINEES LIMITED INVERCLI A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	4285
C5934425	VIDACOS NOMINEES LIMITED 2071 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	4623
01265327	VYTHELINGUM HARRY KISTNA /MR. 11 WOODLANDS CLOSE, SARISBURY GREEN, SOUTHAMPTON, HAMPSHIRE SO31 7AQ	20
01270681	WAKEFIELD JOHN /MR. 264 NEWTON ROAD, LOWTON, WARRINGTON WA3 2AD	122
01265599	WALKER GLORIA /MRS. 9 THE GARLANDS, SCARBOROUGH YO11 2SU	61
01268664	WARD TANYA JOY /MISS. PORTRANE STATION ROAD, NORWICH, NORFOLK NR13 5PJ	176
01268395	WARDELL ROBERT FRANCIS /MR. THE RACKINGS, YARDE, WILLITON, TAUNTON TA4 4HW	12
0126773A	WARREN ROBERT STANLEY /MR. 18 BLENHEIM ROAD, SOUTHPORT, MERSEYSIDE PR8 2RX	40
01264225	WARREN VICTOR ALAN /MR. 5 A WALNUT CLOSE, RODE, NR FROME, SOMERSET BA11 6QA	40
01264599	WATLING PAUL JOHN /MR. 23 TURNHAM GREEN, WOLVERHAMPTON WV6 7TA	23
01270506	WATSON GARY /MR. 17 DRAGOON CLOSE, NORWICH, NORFOLK NR7 0YL	61
C4694367	WEBSTER MICHAEL /MR. 65 ABBEY HOUSE, 1A ABBEY ROAD, ST JOHNS WOOD, LONDON NW8 9BX	20
00009191	WEINBERG IRENE /MRS. WEINBERG DONALD /MR. 10 WOODLANDS CLOSE, LONDON NW11 9QP	214
00000685	WELFORD STEPHEN MICHAEL /MR. 4 PEMBROKE WAY, WHITBY YO21 1NT	8
0127064A	WELMAN MICHAEL /MR. 35 TAVY ROAD, WORTHING BN13 3PG	16
01259733	WEST MARTIN RAYMOND /MR. BADGERS WOOD, WHITE STUBBS LANE, BROXBOURNE, HERTS EN10 7QA	40
01269455	WEST MARTIN RAYMOND /MR. BADGERSWOOD, WHITE STUBBS LANE, BROXBOURNE,	40

HERTFORDSHIRE EN10 7QA

01264792 WEST MICHAEL STANLEY /MR. 11
13 RICHMOND CLOSE; FRIMLEY, CAMBERLEY, SURREY GU16 8NR

01257490 WHARTON TRACY /MRS. 1
11 STONE CLOSE, HOLCOMBE BROOK, RAMSBOTTOM, BURY,
LANCASHIRE BL0 9QQ

01255093 WHEELER DAVID PETER /MR. 37
INSHALLAH, WEATHERHILL CLOSE, HORLEY, SURREY RH6 9LU

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C6401243	WHITELEGG PHILIP GORDON /MR. NO 1 SAXONHURST CLOSE, NORTHBOURNE, BOURNEMOUTH BH10 6LL	234
01268643	WHITNEY RICHARD IAN /MR. 633 PINNER ROAD, PINNER, MIDDLESEX HA5 5RT	408
0125501A	WIEBOLS TAMARA BEATRICE /MS. 57 KIMBOLTON CLOSE, SWINDON, WILTSHIRE SN5 8RE	32
01258524	WILKINSON PAUL /MR. 18 LESSLIES BUILDINGS, KIRKTON ROAD, BURNTISLAND, FIFE KY3 0HB	8
01266724	WILLIAMS LAURENCE /MR. 24 DURHAM ROAD, SIDCUP, KENT DA14 6LH	8
01265703	WILLIAMS MICHAEL /MR. NODDFA, BRYNHOFFNANT, LLANDYSUL SA44 6DS	20
01271527	WILSON ROWLAND /DR. 4 TRAJAN WALK, HEDDON ON THE WALL, NORTHUMBERLAND NE15 0BJ	204
0125347A	WILSON SYLVIA /MRS. 289 NORTH DRIVE, THORNTON, CLEVELEYS FY5 3HT	1
00008766	WITHERS DAVID ALLAN /MR. 33 CENTRAL WAY, OXTED, SURREY RH8 0LZ	14
01265306	WONG HO SAU MEI /MRS. 94 RADCLIFFE ROAD, FLEETWOOD, LANCASHIRE FY7 6SJ	87
00009058	WONG KIN CHUNG /MR. 95 FRYENT GROVE, WEST HENDON, LONDON NW9 7HE	13
01258030	WOOD A J /MR. KINGS HILL COTTAGE, OLD SHIP LANE, ROCHFORD, ESSEX SS4 1DD	40
00687683	WOOD PETER SIDNEY /MR. 11 WARRENE CLOSE, STANFORD LE HOPE, ESSEX SS17 0DD	40
01258652	WOODWARD DEAN /MR. 2 BERRY PARK LEA, MANSFIELD, NOTTINGHAMSHIRE NG18 4RN	273
01259592	WRIGHT ADELAIDE /MRS. 34 WILLIAM JUDGE CLOSE, TENTERDEN, KENT TN30 7DS	12
01260894	WRIGHT ROBERT EDWARD /MR. 7 WALNUT HILL, BARROW-IN-FURNESS, CUMBRIA LA13 0JX	5
0126044A	WYATT CAROL ROSINA /MRS. ROWSES FARM, MALDON ROAD, GREAT WIGBOROUGH, COLCHESTER CO5 7SB	10
00000852	XERRI JOHN /MR. 23 FALKLAND CRESCENT, BISHOPBRIGGS, GLASGOW G64 1AG	40
01261949	YARWOOD ERNEST ARTHUR /MR. FLAT 6, HEADINGLEA, 5 THE AVENUE, POOLE, DORSET BH13 6AA	40
01258707	YATES ARTHUR /MR. 34 DAGGERS HALL LANE, MARTON, BLACKPOOL, LANCASHIRE FY4 4AX	40

01259921 ZOKA ALEX /MR. 204
116 DENE DRIVE,WINFORD CW7 1DE

NUMBER OF ALLOTMENTS :	593	15795966

*****END OF REPORT*****

CAPITAL SECTION CODE : 50   RETURN OF ALLOTMENT - WARNINGS REPORT   DATE : 12 JUN 2008   PAGE : 1

CLIENT CODE	:	2999 DEBENHAMS PLC
NEW CAPITAL CODE	:	01 ORDINARY SHARES OF 0.01P
CAPITAL TASK CODE	:	9159-03 DEBENHAMS SCRIP PAYING 04JUL08
JOB RELEASE ID	:	D_SARGENT

JOB SUCCESSFULLY COMPLETED - NO WARNING CONDITIONS GENERATED

** END OF REPORT **

1 July 2008

Debenhams plc

An application has been made to the UK Listing Authority and the London Stock Exchange for a listing of 15,795,966 ordinary shares of 0.01p each of Debenhams plc to be admitted to the Official List. The shares are to be issued on 4 July 2008 to existing shareholders following their election to participate in the Company's Scrip Dividend Scheme.

The shares will rank pari passu in all respects with the existing issued ordinary share capital of the company.

Contact for queries:

Paul Eardley, Company Secretary 0207 408 3529

RNS Number : 9004X
Debenhams plc
30 June 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

A disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

UBS Investment Bank

4. Full name of shareholder(s) (if different from 3.):

UBS AG

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

25 June 2008

6. Date on which issuer notified:

27 June 2008

7. Threshold(s) that is/are crossed or reached

6.11%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering Transaction:
111,205,424 ordinary shares of 0.01p each, number of voting rights: 111,205,424.

Resulting situation after the triggering transaction: Number of shares: 52,519,165, Number of voting rights: 52,519,165 (direct) 0 (indirect), % of voting rights: 6.11% (direct) 0% (indirect).

B: Financial Instruments

N/A

Total A +B

52,519,165 voting rights = 6.11% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

N/A

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END

RNS Number : 9009X
Debenhams plc
30 June 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

Settlement of the total return swap arrangement over 58,452,121 ordinary shares between Unity One ehf. and UBS AG.

3. Full name of person(s) subject to the notification obligation:

Unity Investments ehf., Unity One ehf.

4. Full name of shareholder(s) (if different from 3.):

UBS AG

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

25 June 2008

6. Date on which issuer notified:

27 June 2008

7. Threshold(s) that is/are crossed or reached

3%

8. Notified details:

A: Voting rights attached to shares

N/A

B: Financial Instruments

N/A

Total A +B

0

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Through Unity One ehf. (which is controlled by Unity Investments ehf.) (6.805%)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

The notification is being made as a result of the settlement of the total return swap arrangement over 58,452,121 ordinary shares between Unity One ehf. and UBS AG. The total return swap arrangement over 57,547,879 ordinary shares between Baugur Group hf. and UBS AG remains in place.

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END

RECEIVED

2008 JUL 14 P 1:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number : 9013X
Debenhams plc
30 June 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

Entry into a forward contract between Unity One ehf. and Landsbanki Islands hf.

3. Full name of person(s) subject to the notification obligation:

Unity Investments ehf., Unity One ehf.

4. Full name of shareholder(s) (if different from 3.):

Landsbanki Islands hf.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

25 June 2008

6. Date on which issuer notified:

27 June 2008

7. Threshold(s) that is/are crossed or reached

6%

8. Notified details:

A: Voting rights attached to shares

N/A

B: Financial Instruments

Resulting situation after the triggering transaction:-

Type of financial instrument: Forward Contract

Expiration date: 30 August 2008

Exercise/conversion period/date: Anytime following 30 June 2008

No. of voting rights that may be

Acquired (if the instrument is

Exercised/converted): 58,452,121

%age of voting rights: 6.805%

Total A +B

58,452,121 = 6.805%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Through Unity One ehf. (which is controlled by Unity Investments ehf.) (6.805%)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

The notification is being made as a result of the entry into a forward contract between Unity One ehf. and Landsbanki Islands hf.

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

END

RNS

REG-Debenhams plc Blocklisting Interim Review

Released: 27/06/2008

com:20080627:Rnsa7041X

RNS Number : 7041X

Debenhams plc

27 June 2008

BLOCKLISTING SIX MONTHLY RETURN

Date: 27 June 2008

1. Name of applicant:

Debenhams plc

2. Name of scheme

The Debenhams 2006 Executive Share Option Plan

3. Period of return:

From 28 December 2007 To 27 June 2008

4. Balance under scheme from previous return:

1,000,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of securities in issue at the end of the period

858,974,359 ordinary shares of 0.01p each

Name of contact: Sarah Carne

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3231

END

BLRFRMLTMMBTMPP

RNS

REG-Debenhams plc Blocklisting Interim Review

Released: 27/06/2008

com:20080627:Rnsa7047X

RNS Number : 7047X

Debenhams plc

27 June 2008

BLOCKLISTING SIX MONTHLY RETURN

Date: 27 June 2008

1. Name of applicant:

Debenhams plc

2. Name of scheme

The Debenhams Performance Share Plan

3. Period of return:

From 28 December 2007 To 27 June 2008

4. Balance under scheme from previous return:

1,000,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of securities in issue at the end of the period

858,974,359 ordinary shares of 0.01p each

Name of contact: Sarah Carne

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3231

END

BLRFRMLTMMBTMLP

RNS Number : 3830X
Debenhams plc
24 June 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

A disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

UBS Investment Bank

4. Full name of shareholder(s) (if different from 3.):

UBS AG

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

19 June 2008

6. Date on which issuer notified:

23 June 2008

7. Threshold(s) that is/are crossed or reached

12.94%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering Transaction:
115,173,869 ordinary shares of 0.01p each, number of voting rights: 115,173,869.

Resulting situation after the triggering transaction: Number of shares: 111,205,424, Number of voting rights: 111,205,424 (direct) 0 (indirect), % of voting rights: 12.94% (direct) 0% (indirect).

B: Financial Instruments

N/A

Total A +B

111,205,424 voting rights = 12.94% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

N/A

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END

DEBENHAMS

www.debenhams.com

24 June 2008

DEBENHAMS PLC – INTERIM MANAGEMENT STATEMENT

Debenhams plc, the leading department stores group, today releases its interim management statement for the 42 weeks ended 21 June 2008.

Gross transaction value for the 42 weeks to 21 June 2008 was 1.3% higher than the same period last year. Although like-for-like sales were down by 0.6% for the 42 week period, over the ten weeks since the last trading update at the interim results, like-for-like sales have grown by 1.0%.

Debenhams has continued to gain market share across key product categories as customers find favour with our strategy of increasing the quality and value of our products at the same time as improving the in-store environment. Own bought and in particular designer ranges continue to perform well and, as a consequence, gross margin guidance for the year as a whole of flat to plus 20 basis points is unchanged.

The company remains highly cash generative and net debt at year end is expected to be in line with market consensus. No changes have been made to supplier terms outside the ordinary course of business. Progress has been made on de-leveraging the balance sheet as set out at the presentation of our interim results in April 2008. The cost saving target of £20 million has already been achieved and will take full effect in 2009. Plans to improve the customer experience through brand consolidation and SKU rationalisation are on target and will be achieved by the start of the new financial year.

Debenhams' new 130,000 square feet flagship store opened in Liverpool at the end of May and is trading ahead of expectations. A further two department stores in Dunfermline and Blackpool are due to open before the end of the financial year and five department stores, including White City in October, and two Desire stores in 2008/09.

A resolution to approve the scrip dividend scheme was approved at an EGM held on 3 June 2008. Shareholders representing some 45% of the issued share capital have elected to take the scrip dividend.

Rob Templeman, Chief Executive of Debenhams, said:

"In light of the tough trading environment across the whole UK retail sector, we are pleased with customer response to our new ranges and, as a result, our improving sales performance for the period. The strength of Designers at Debenhams is particularly pleasing. We continue to take market share across our key product categories."

Enquiries

Analysts/Shareholders
Debenhams plc

Rob Templeman, Chief Executive	
Chris Woodhouse, Finance Director	020 7408 3302
Lisa Williams, Investor Relations	020 7408 3304

Media
Financial Dynamics

Jonathon Brill	020 7269 7170
Billy Clegg	020 7269 7157
Caroline Stewart	020 7269 7227

A conference call for analysts and investors will be held today at 8:00am on 0845 1130070 (UK) or +44 (0) 1452 562717 (overseas), conference ID 52521740. A reply of the call will be available for seven days on 0845 2455205 (UK) or +44 (0) 1452 550000 (overseas), PIN 52521740#.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

Debenhams has a total of 137 department stores in the UK and Republic Ireland and 10 Desire by Debenhams stores, which are a new small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 39 international franchise stores in 15 countries and an online store, www.debenhams.com, through which much of the Debenhams range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

2000

353

Register of members

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5448421

Company Name in full Debenhams plc

NOTE:

The register **MUST** be kept at an address in the country of incorporation.

This notice is not required where the register has, at all times since it came into existence (or in the case of a register in existence on 1 July 1948 at all times since then) been kept at the registered office.

The register of members is kept at;

Address: EQUINITI, THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX

Postcode: BN99 6DA

Signed [signature] **Date** 10.6.2008

† Please delete as appropriate.

† a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S. CAENE, DEBENHAMS PLC, 1 WELBECK ST, LONDON W1G 0AA.

Tel 0207 408 3231

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

RNS Number : 2715W
Debenhams plc
09 June 2008

Debenhams plc, Registration Number: 5448421

Notice of Interim Management Statement

Debenhams will issue an interim management statement on
Thursday 3 July
at 7:00 a.m.

Paul Eardley

Company Secretary

9 June 2008

END

RNS Number : 8893V
Debenhams plc
03 June 2008

Debenhams plc, Registration Number: 5448421

Results of Extraordinary General Meeting

Debenhams plc held an extraordinary general meeting at 3.30pm today. The resolution put to the meeting was approved on a show of hands.

The total number of proxy votes received for the resolution prior to the meeting is set out below. The number of 0.01p ordinary shares in issue on 3 June 2008 was 858,974,359.

Resolution	For	Against	Discretion	Withheld
To authorise the Company to operate a Scrip Dividend Scheme	380,431,250	92,349	20,500	2,000

Paul Eardley

Company Secretary

3 June 2008

This information is provided by RNS
The company news service from the London Stock Exchange

END

REG-Debenhams plc Liverpool Store Opening

RECEIVED
2008 JUL 14 P 1:31
FICE OF INTERNATIONAL CORPORATE FINANCE

Released: 29/05/2008

RNS Number : 4601V

Debenhams plc

29 May 2008

29 May 2008

DEBENHAMS plc

OPENING OF FLAGSHIP LIVERPOOL STORE

Debenhams plc, the leading department stores group, is pleased to announce the opening its new 130,000 square feet flagship store in Liverpool today.

The new store, which is one of Debenhams' largest, spans four levels and is located in the brand new Liverpool ONE development in the heart of the city.

The opening of Debenhams' first Liverpool store also marks the launch of a new concept for the Home department. This has been developed to build on the existing homeware offering and will provide higher fashion and design content, feature more product ranges from Designers at Debenhams and an easier shopping experience for customers through its layout. The new store also includes the largest Menswear department outside London and one of the largest Childrenswear departments.

Debenhams Liverpool has created some 500 jobs in the city, including 300 in the store which could increase to as many as 700 at peak times such as Christmas. Debenhams worked in partnership with Shop for Jobs to ensure as many people as possible had the chance of applying for and gaining jobs in Liverpool's booming retail sector.

Rob Templeman, Chief Executive said:

"We are delighted to be opening a flagship store in Liverpool, the 2008 European Capital of Culture. The Liverpool ONE development is in itself a statement of the city's thriving retail environment and we look forward to being part of this exciting stage in Liverpool's development. We are also pleased to launch our new concept Home department today, which we believe will offer our customers even better choice and quality homeware products."

Kevin O'Donovan, Liverpool Store Manager said:

"The new store offers a great choice for customers across all of our divisions. We look forward to working with the new team in establishing this flagship store as a leading retail destination inLiverpool and creating an enjoyable shopping experience for our customers."

Ends

Enquiries

Debenhams plc

Lisa Williams, Investor Relations 020 7408 3304

Financial Dynamics

Jonathon Brill 020 7269 7170

Caroline Stewart 020 7269 7227

High resolution images of the Liverpool store are available for media to view

and download free of charge from www.prshots.com/Debenhams.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

Debenhams has a total of 137 department stores in the UK and Republic Ireland and 10 Desire by Debenhams stores, which are a new small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 39 international franchise stores in 15 countries and an online store, www.debenhams.com, through which much of the Debenhams range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

This information is provided by RNS

The company news service from the London Stock Exchange

END

MSCBLGDUBUDGGII

2000

363a

RECEIVED

2008 JUL 14 P 1:31

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 5448421

Company Name in full Debenhams plc

Date of this return

The information in this return is made up to

Day		Month		Year			
1	0	0	5	2	0	0	8

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

Registered Office

Show here the address **at the date of this return.**

1 Welbeck Street

*Any change of registered office **must** be notified on form 287.*

Post town: London

County / Region:

UK Postcode: W1G 0AA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

EQUINITI, 54 PERSHORE ROAD SOUTH,

KINGS NORTON

Post town: BIRMINGHAM

County / Region:

UK Postcode: B30 3EP

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

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Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name

* Style / Title:

Forename(s): Paul Rex

Surname: Eardley

Address ††: 75 Thomas More House, Barbican

Post town: London

County / Region:

UK Postcode: EC2Y 8BT

Country: United Kingdom

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	2 0 0 6 1 9 6 5
Forename(s)	Philippe Marinos
Surname	Costeletos
Address †† ☐	52 Kensington Place
Post town	London
County / Region	
UK Postcode	W8 7PR
Country	England
Nationality	Greek
Business occupation	Private Equity Investment

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	2 6 0 1 1 9 6 4
Forename(s)	Adam
Surname	Crozier
Address †† ☐	3 Beechwood Avenue
Post town	Weybridge
County / Region	Surrey
UK Postcode	KT13 9TF
Country	United Kingdom
Nationality	Brazilian
Business occupation	Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	22 07 1962
Forename(s)	Jonathan
Surname	Feuer
Address ††	111, The Strand
Post town	London
County / Region	
UK Postcode	WC2R 0AG
Country	
Nationality	British
Business occupation	Managing Director CVC Capital

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	21 07 1956
Forename(s)	Richard
Surname	Gillingwater
Address ††	2 Lichfield Road
Post town	Kew
County / Region	Surrey
UK Postcode	TW9 3JR
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	04 06 1952
Forename(s)	Peter
Surname	Long
Address †† [ ]	5 Broadwater Down
Post town	Tunbridge Wells
County / Region	Kent
UK Postcode	TN2 5NJ
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	11 10 1949
Forename(s)	John David
Surname	Lovering
Address †† [X]	91 Wimpole Street
Post town	London
County / Region	
UK Postcode	W1G 0EF
Country	
Nationality	British
Business occupation	Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 2 8 | 0 2 | 1 9 4 9

Forename(s): Dennis Henry

Surname: Millard

☐ Address ††: Kingscote, Binfield Road

Post town: Wokingham

County / Region: Berkshire

UK Postcode: RG40 5PP

Country: United Kingdom

Nationality: American/ British -

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 1 1 | 0 4 | 1 9 5 9

Forename(s): Paul

Surname: Pindar

☐ Address ††: The Registry, 34 Beckenham Road

Post town: Beckenham

County / Region: Kent

UK Postcode: BR3 4TU

Country: United Kingdom

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title: Mr

Date of birth (Day Month Year): 2 2 | 0 3 | 1 9 5 7

Forename(s): Michael John Todkill

Surname: Sharp

[X] **Address ††**: 91 Wimpole Street

Post town: London

County / Region:

UK Postcode: W1G 0EF

Country:

Nationality: British

Business occupation: Trading Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title:

Date of birth (Day Month Year): 0 1 | 0 8 | 1 9 6 2

Forename(s): Angela

Surname: Spindler

[X] **Address ††**: 91 Wimpole Street

Post town: London

County / Region:

UK Postcode: W1G 0EF

Country:

Nationality: British

Business occupation: Managing Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title:

Date of birth (Day Month Year): 16 10 1957

Forename(s): Robert William

Surname: Templeman

[X] **Address ††**: 91 Wimpole Street

Post town: London

County / Region:

UK Postcode: W1G 0EF

Country:

Nationality: British

Business occupation: Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title:

Date of birth (Day Month Year): 27 06 1961

Forename(s): Christopher Kevin

Surname: Woodhouse

[X] **Address ††**: 91 Wimpole Street

Post town: London

County / Region:

UK Postcode: W1G 0EF

Country:

Nationality: British

Business occupation: Director

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	858,974,359	£85,897.4359
Ordinary	0	£0.00
Governance Shares	0	£0.00
Subscriber Shares	0	£0.00
Totals	858,974,359	85,897.4359

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 28.5.08

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 1 continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

S. CARNE, DEBENHAMS PLC, 1 WELBECK ST,
LONDON W1G 0EF
Tel 0207 408 3231

DX number DX exchange

BLUEPRINT 2000

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 5448421

Company Name in full Debenhams plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name See attached ~~list.~~ CO Address UK postcode			
Name Address UK postcode			
Name Address UK postcode			END